Exhibit 99.3

Management's Discussion and Analysis

For the year ended December 31, 2023

(Prepared in accordance with International Financial Reporting Standards)

AGNICO EAGLE

This Management’s Discussion and Analysis (“MD&A”) dated March 22, 2024 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2023 that were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “Annual Financial Statements”). The Annual Financial Statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Mexican pesos, European Union euros (“Euros” or “€”) or Australian dollars (“A$”). Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2023 (the “AIF”), is available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedarplus.ca and the Form 40-F is on file with the Securities and Exchange Commission (“SEC”) at www.sec.gov/edgar.

Certain statements contained in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements” in this MD&A.

This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” (also referred to as “AISC per ounce”), “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “earnings before interest, taxes, depreciation and amortization” (also referred to as “EBITDA”), “adjusted earnings before interest, taxes, depreciation and amortization” (also referred to as “adjusted EBITDA”), “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “sustaining capital expenditures”, “development capital expenditures” and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a discussion of the composition and usefulness of these measures and reconciliation of each of them to the most directly comparable financial information presented in the annual consolidated financial statements prepared in accordance with IFRS, see “Non-GAAP Financial Performance Measures” in this MD&A.

This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under “Non-GAAP Financial Performance Measures”, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Unless otherwise stated per ounce measures such as “production costs per ounce”, “total cash costs per ounce” and “AISC per ounce” are reported on a “per ounce of gold produced” basis.

The mineral reserve and mineral resource estimates contained in this MD&A have been prepared in accordance with the Canadian Securities Administrators’ (the “CSA”) National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). See “Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources”.

Meaning of ‘‘including’’ and ‘‘such as’’: When used in this MD&A the terms ‘‘including’’ and ‘‘such as’’ mean including and such as, without limitation.

Executive Summary

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Finland and Mexico, with exploration and development activities in these countries as well as the United States. The Company and its shareholders have full exposure to gold prices due to the Company’s long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper. In 2023, Agnico Eagle recorded production costs per ounce of $853 and total cash costs per ounce(i) of $865 on a by-product basis and $893 on a co-product basis on payable production of 3,439,654 ounces of gold. The average realized price of gold increased by 8.3% from $1,797 per ounce in 2022 to $1,946 per ounce of payable production in 2023.

Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Highlights

●	On March 31, 2023, the Company completed the acquisition (the “Yamana Transaction”) of all of Yamana Gold Inc.’s (“Yamana”) Canadian assets under a plan of arrangement pursuant to which Pan American Silver Corp. (“Pan American”) acquired all of the common shares of Yamana and Yamana sold all of its Canadian assets to the Company. The assets acquired included the 50% of the Canadian Malartic complex that the Company did not own, a 100% interest in the Wasamac project, located in the Abitibi region of Quebec, and several other exploration properties located in Ontario and Manitoba.
●	On April 6, 2023, Agnico Eagle and Teck Resources Limited (“Teck”) entered into a joint venture shareholders' agreement in respect of the San Nicolás copper-zinc development project located in Zacatecas, Mexico.
●	On October 27, 2023, the Supreme Administrative Court of Finland (“SAC”) issued a decision that restored Kittila's operating permits. As a result, the environmental and water permits granted to the Company in 2020 remain valid and production was able to continue at a rate of 2.0 million tonnes per annum (“mtpa”) in accordance with the permit.
●	Strong operational performance with payable production of 3,439,654 ounces of gold and production costs per ounce of gold of $853 during 2023.
●	Total cash costs per ounce in 2023 of $865 on a by-product basis and $893 on a co-product basis.
●	All-in sustaining costs(ii) in 2023 of $1,179 on a by-product basis and $1,207 on a co-product basis.
●	Proven and probable gold mineral reserves totaled 53.8 million ounces at December 31, 2023, a 10.5% increase compared with 48.7 million ounces at December 31, 2022.
●	In 2023, the Company recognized an impairment loss (net of tax) of $667.4 million, of which $594.0 million related to the Macassa mine and $73.4 million related to the Pinos Altos mine.

Notes:

(i)	Total cash costs per ounce on both a by-product and co-product basis are non-GAAP measures that are not standardized financial measures under IFRS. For a reconciliation to production costs see “Non-GAAP Financial Performance Measures” below. Unless otherwise stated, in this MD&A, total cash costs per ounce is reported on a by-product basis.
(ii)	All-in sustaining costs per ounce is a non-GAAP measure that is not a standardized financial measure under IFRS. For a reconciliation to production costs and a discussion of the composition and usefulness of this non-GAAP measure see “Non-GAAP Financial Performance Measures”. Unless otherwise stated, in this MD&A, all-in sustaining cost per ounce is reported on a by-product basis.

●	As at December 31, 2023, Agnico Eagle had strong liquidity with $348.8 million in cash and cash equivalents and short-term investments along with approximately $1.2 billion in undrawn credit lines.
●	The Company’s operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining potential.
●	The Company continues to maintain its investment grade credit rating and believes it has adequate financial flexibility to finance capital requirements at its mines and development projects from operating cash flow, cash and cash equivalents, short-term investments and undrawn credit lines.
●	In February 2024, the Company replaced its $1.2 billion unsecured revolving bank credit facility with a new $2.0 billion unsecured revolving bank credit facility, including an increased uncommitted accordion feature of $1.0 billion, and having a maturity date of February 12, 2029.
●	As at December 31, 2023 and March 15, 2024, the Company’s issued and outstanding common shares were 497,970,524 and 498,940,643, respectively.
●	In February 2024, the Company declared a quarterly cash dividend of $0.40 per common share. Agnico Eagle has declared a cash dividend every year since 1983.

Strategy

Agnico Eagle’s ability to consistently execute its business strategy has provided a solid foundation for growth.

The Company’s goals are to:

●	Deliver on performance and growth expectations: Ensure our existing portfolio delivers on expectations, lowers operational risk and generates free cash flow;
●	Build and maintain a high-quality project pipeline: Ensure we develop a best-in-class project pipeline to replenish reserves and production, while maintaining the quality, manageability and fit of our future portfolio;
●	Develop our people: Develop and provide growth opportunities for our people and provide the skills infrastructure to support the development of our operations and projects;
●	Operate in a safe, socially and environmentally responsible manner: Create value for our shareholders while operating in a safe, socially and environmentally responsible manner, as we contribute to the prosperity of our people, their families and the communities in which we operate.

The three pillars - performance, pipeline, people - form the basis of Agnico Eagle’s success and competitive advantage. By delivering on these pillars, the Company strives to continue to build its production base and generate increased value for shareholders, while operating in a safe, socially and environmentally responsible manner, as we contribute to the prosperity of our people, their families and the communities in which we operate.

2023 Developments

Acquisition of the Canadian Assets of Yamana

On March 31, 2023, the Company closed the Yamana Transaction under an arrangement agreement with Yamana and Pan American pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana sold the subsidiaries and partnerships that held Yamana’s interests in its Canadian assets to Agnico Eagle, including the 50% of the Canadian Malartic complex that the Company did not own, a 100% interest in the Wasamac project, located in the Abitibi region of Quebec; and several other exploration properties located in Ontario and Manitoba. The consideration paid by the Company in the Yamana Transaction consisted of approximately US$1.0 billion in cash and 36,177,931 common shares of Agnico Eagle. The acquisition increased the Company’s production, mineral reserves and cash flow. The results of operations, cash flows and net assets of the Canadian assets of Yamana have been consolidated with those of the Company from March 31, 2023 onward.

San Nicolás Copper-Zinc Project Joint Arrangement

On April 6, 2023, Agnico Eagle and Teck entered into a joint venture shareholders agreement in respect of the San Nicolás copper-zinc development project located in Zacatecas, Mexico. The agreement provides that Agnico Eagle, through a wholly-owned Mexican subsidiary, will subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (“MSN”) for $580.0 million, to be contributed as study and development costs are incurred by MSN. For governance purposes, the agreement treats Agnico Eagle as a 50% shareholder of MSN regardless of the number of shares that have been issued to Agnico Eagle or its affiliates, except in certain circumstances of default. On closing of the transaction, the Company recorded the initial acquisition of the mineral property and a $265.1 million liability representing the minimum unavoidable obligation under the agreement. For the year ended December 31, 2023, the Company has recorded contributions of $11.0 million against the $290.0 million obligation. MSN submitted an Environmental Impact Assessment and permit application for the San Nicolas project in January 2024 and is targeting completion of a feasibility study in 2025.

Normal Course Issuer Bid

On May 2, 2023, the Company received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid (the “NCIB”), pursuant to which the Company may purchase up to $500.0 million of its common shares subject to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase such common shares on the open market at its discretion, during the period commencing on May 4, 2023 and ending on May 3, 2024. Purchases under the NCIB will be made through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled. Shareholders may obtain a copy of the notice of intention to make an NCIB, without charge, by contacting the Company.

Term Loan Facility

On April 20, 2023, the Company entered into a credit agreement with two financial institutions that provides a $600.0 million unsecured term credit facility (the “Term Loan Facility”). The Company drew the full amount of the Term Loan Facility on April 28, 2023. The Term Loan Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. The Term Loan Facility is available as a single advance in US dollars through Secured Overnight Financing Rate (“SOFR”) and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%, depending on the Company’s credit rating. Payment and performance of the Company’s obligations under the Term Loan Facility are guaranteed by certain of its material subsidiaries (the “Guarantors” and, together with the Company, each an “Obligor”).

The Term Loan Facility contained covenants that limit the actions of an Obligor in the same manner and to the same extent as the Obligors are limited under the Company’s previous $1.2 billion unsecured revolving credit facility (the “Old Credit Facility”). The Company was also required to maintain a total net debt to EBITDA ratio below a specified maximum value. The events of default under the Term Loan Facility were the same as the events of default under the Old Credit Facility.

On February 12, 2024, the Term Loan Facility was amended to align the covenants, including the net debt to EBITDA ratio covenant, and the events of default with those of the New Credit Facility (defined below).

New Credit Facility

On February 12, 2024, the Company entered into a credit agreement with a group of financial institutions that provides a $2.0 billion unsecured revolving credit facility (the “New Credit Facility”). On the same day, the Company drew $200.0 million on the New Credit Facility and used the proceeds of such draw to repay and terminate the Old Credit Facility. The New Credit Facility matures and all indebtedness thereunder is due and payable on February 12, 2029. See “Liquidity and Capital Resources - Financing Activities”.

Portfolio Overview

Canada - LaRonde Complex

The 100% owned LaRonde complex in northwestern Quebec includes the LaRonde mine and the LaRonde Zone 5 mine (“LZ5”). The LaRonde mine is the Company’s oldest operating mine and achieved commercial production in 1988. In 2003, the Company acquired LZ5, which lies adjacent to and west of the LaRonde mine and was an open pit operation under a previous owner. The LZ5 mine achieved commercial production in June 2018 as an underground operation with ore processed at the LaRonde complex’s processing facilities.

Ore is processed at the LaRonde mill, which includes copper and zinc flotation circuits as well as precious metals recovery and refining facilities. The mill produces doré bars containing gold and silver, as well as zinc and copper concentrates with additional gold and silver. The plant has a daily capacity of 7,000 tonnes of ore and has been expanded four times since it opened in 1988. In addition, a dedicated 2,000-tonnes/day carbon-in-leach (“CIL”) processing facility has the capacity to treat ore and refine concentrates into doré bars.

LaRonde Mine

The LaRonde mine extension, the portion of the mine below level 245, achieved commercial production in December 2011, and under current mine plans is expected to be in production through 2034. Access to LaRonde’s underground mining operation is through the 2,250-metre-deep Penna Shaft, which was completed in 2000. An internal winze is used to hoist materials from depth to facilities on level 215, approximately 2,150 metres below surface.

The LaRonde mine has gradually been implementing automation for its production activities and is increasingly relying on automated technology.

The risk of more frequent and larger seismic events has increased as the Company mines deeper at LaRonde. The Company continues to adjust its mining methods, ground support and protocols to address seismic activity in the deeper portions of the mine, refer to the operations outlook section below for additional details.

The LaRonde mine’s proven and probable mineral reserves were approximately 2.2 million ounces at December 31, 2023.

LaRonde Zone 5 Mine

In 2003, the Company acquired the Bousquet property, which adjoins the LaRonde mine to the west and hosts the Bousquet Zone 5 deposit. Commercial production at LZ5 was achieved in June 2018 and, under current mine plans, is expected to be in production through 2032. LZ5 is mined from underground ramp access.

The LZ5 mine has gradually been implementing automation for its production activities and is increasingly relying on automated technology.

The LZ5 mine’s proven and probable mineral reserves were approximately 0.6 million ounces at December 31, 2023.

Canada - Canadian Malartic Complex

The 100% owned Canadian Malartic complex is located within the town of Malartic, Quebec, approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of City of Rouyn-Noranda. In 2014, Agnico Eagle acquired 50% of the Canadian Malartic complex, which was held jointly with Yamana through the Canadian Malartic General Partnership. On March 31, 2023, following the completion of the Yamana Transaction, Agnico Eagle now owns 100% of the Canadian Malartic complex.

The Canadian Malartic complex is comprised of the open-pit Canadian Malartic mine and the underground Odyssey mine and a processing plant.

Under current mine plans, the Company expects the complex will be in production through 2042.

Canadian Malartic has historically been a large open-pit operation using large-scale excavators and trucks. The Canadian Malartic pit was depleted in 2023 and open pit operations continue at the Barnat pit. Mining at the Odyssey project will be done using underground methods. The mine design at the Odyssey project includes a 1,800 metre deep production-services shaft with an expected capacity of approximately 20,000 tonnes of ore per day once commissioned. During the second quarter of 2023, production using the ramp at the Odyssey South deposit commenced.

Ore is processed at the Canadian Malartic mineral processing complex, which has a 60,000 tonnes per day nominal throughput capacity.

Agnico Eagle’s proven and probable mineral reserves at December 31, 2023 at the Canadian Malartic complex were approximately 7.9 million ounces, including 5.2 million ounces at the East Gouldie deposit.

Canada - Goldex Mine

The 100% owned Goldex mine is located in the city of Val d’Or in northwestern Quebec, approximately 60 kilometres and 25 kilometres east of the Company’s LaRonde and Canadian Malartic complexes, respectively, and achieved commercial production from the M and E satellite zones in October 2013. The Deep 1 Zone achieved commercial production in July 2017. Production from the Deep 1 Zone is expected to extend Goldex’s mine life through 2031 under current mine plans.

Ore from the Goldex mine is treated using a two-stage crushing process, followed by a two-stage grinding circuit that consists of a semi-autogenous grinding mill and a ball mill.

During the second quarter of 2022, the Company approved the development of the Akasaba West project. The Akasaba West project is located approximately 30 kilometres from the Goldex mine and is expected to contribute approximately 1,500 tonnes of ore per day to throughput at the mill. Shipment of ore for processing commenced during the fourth quarter of 2023. Ore from the Akasaba West project will be processed at the Goldex mill.

The Goldex mine’s proven and probable mineral reserves were approximately 0.9 million ounces at December 31, 2023. The Akasaba West project’s proven and probable mineral reserves were approximately 0.1 million ounces at December 31, 2023.

Canada – Meliadine Mine

In 2010, Agnico Eagle acquired its 100% interest in the Meliadine mine project in Nunavut, Canada through its acquisition of Comaplex Minerals Corp. The Meliadine mine is located near the western shore of Hudson Bay in the Kivalliq region of Nunavut, approximately 25 kilometres north of the hamlet of Rankin Inlet and 290 kilometres southeast of the Meadowbank complex.

Commercial production was achieved at the Meliadine mine in May 2019. In 2020, the Company’s Board of Directors (‘‘Board’’) approved the Phase 2 expansion at Meliadine which accelerated the development of the Tiriganiaq open pit, where commercial production was achieved in 2021. Under current mine plans, the Meliadine mine is expected to be in production through 2032.

Over the course of its planned operations, mining at Meliadine will be carried out through ten open pits and two underground mining operations. Underground access is by decline, with long-hole mining methods. The mill employs a conventional gold circuit comprising crushing, grinding, gravity separation and cyanide leaching with a carbon-in-leach circuit, followed by cyanide destruction and filtration of the tailings for dry stacking. In 2023, milling rates averaged 5,255 tonnes per day. The Phase 2 mill expansion project, with targeted completion in mid-2024, is expected to increase throughput to 6,000 tonnes per day.

The Meliadine mine’s proven and probable mineral reserves were approximately 3.5 million ounces at December 31, 2023.

Canada - Meadowbank Complex

In 2007, the Company acquired Cumberland Resources Ltd., which held a 100% interest in the Meadowbank gold project in Nunavut, Canada. Commercial production was achieved at the Meadowbank mine in March 2010. Mining operations at the Meadowbank site ceased in 2019, but the Meadowbank mill and other infrastructure remain active in support of operations at the Amaruq deposit.

The 100% owned Amaruq deposit is located approximately 50 kilometres northwest of the Meadowbank mine and was approved for development in 2016. A 64-kilometre road from the Meadowbank site to the Amaruq deposit was completed in August 2017 and it was widened for ore haulage in November 2018. Ore from the Amaruq satellite deposit is hauled to the Meadowbank mill using long haul off-road type trucks. Commercial production was achieved at the Amaruq satellite deposit in September 2019 and at the Amaruq underground deposit in August 2022. Under current mine plans, the Amaruq deposit is expected to be in production through 2028.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank mine, including the mill, tailings facilities, camp and airstrip. The process design at the Meadowbank mill consists of two-stage crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a carbon-in-pulp circuit with a current capacity of 9,840 tonnes processed per day.

The Meadowbank complex’s proven and probable mineral reserves were approximately 1.8 million ounces at December 31, 2023.

Canada - Hope Bay Project

On February 2, 2021, Agnico Eagle completed the acquisition of TMAC Resources Inc. (“TMAC”) comprising a 100% interest in the Hope Bay property, which is located in the Kitikmeot region of Nunavut. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston), with historical mineral reserves and mineral resources and over 90 regional exploration targets.

In late September 2021 and again in mid-October 2021, there were a significant number of COVID-19 cases identified at site. As a precautionary measure, the Company decided to suspend mining and milling operations. The Company started to ramp-up exploration and underground activities in mid-November 2021. However, with increasing cases of COVID-19 in December 2021, the Company again reduced all activities at site to essential services only.

The Company suspended production activities at the Hope Bay project in February 2022 and since that time the Company’s primary focus on the project is to accelerate exploration activities and the evaluation of larger production scenarios.

The Hope Bay project’s proven and probable mineral reserves were approximately 3.4 million ounces at December 31, 2023.

Finland - Kittila Mine

The 100% owned Kittila mine in northern Finland was added to the Company’s portfolio through the acquisition of Riddarhyttan Resources AB in 2005. The Kittila mine is located in the Lapland region of northern Finland, approximately 900 kilometres north of Helsinki and 150 kilometres north of the Arctic Circle. Construction at the Kittila mine was completed in 2008 and commercial production was achieved in May 2009. Under current mine plans, the Kittila mine is expected to be in production through 2035.

Ore is treated by grinding, flotation, pressure oxidation, and carbon-in-leach circuits. Ore is processed in a surface processing plant with a current capacity of 6,000 tonnes per day.

In February 2018, the Board approved an expansion to increase throughput rates at Kittila to 2.0 mtpa from the current rate of 1.6 mtpa. This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades.

Shaft sinking was completed in the third quarter of 2022, the construction and commissioning of a nitrogen removal plant was completed in the fourth quarter of 2022. The installation and commissioning of the production and service hoists was completed in the third quarter of 2023.

In 2020, Agnico Eagle Finland Oy (“Agnico Finland”) was granted environmental and water permits necessary to enlarge the CIL2 tailings storage facility, expand the operations to 2.0 mtpa and build a new discharge waterline. These permits were subsequently appealed to various levels of superior courts but, in October 2023, were ultimately found to be valid by the Supreme Administrative Court of Finland (“SAC”). Prior to the SAC’s final decision, the Company reduced its underground production levels to comply with the mining volume requirements, operating under the previous mining permit at a 1.6 mtpa rate though maintaining operational flexibility to reach the 2.0 mtpa volume if permitted. On October 27, 2023, the SAC confirmed that the permits granted to Agnico Finland were valid and production could proceed at a rate of 2.0 mtpa in accordance with the permit. The mining rate for the full year of 2023 was 2.0 mtpa.

Proven and probable mineral reserves at the Kittila mine were approximately 3.6 million ounces at December 31, 2023.

Canada - Detour Lake Mine

The Detour Lake mine is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost portion of the Abitibi Greenstone Belt. The Company acquired its 100% interest in the Detour Lake mine on February 8, 2022 as a result of the merger of equals (the “Merger”) by way of plan of arrangement with Kirkland Lake Gold Ltd., and, under current mine plans, it is expected to be in production through 2052.

Conventional truck-shovel open pit mining methods are used to mine the Detour Lake deposit, using large scale equipment. The milling operation uses a conventional crushing, grinding, gravity, cyanidation and carbon-in-pulp processing facility currently operating at approximately 24 million tonnes per year, with the Company targeting increasing this rate to 28 million tonnes per year late in the second half of 2024.

The West Detour project is a proposed expansion of the Detour Lake mine. The project is intended to provide additional ore to feed the existing Detour Lake processing plant by developing two satellite open pits and the additional westward expansion of the currently operating open pit.

The Detour Lake mine’s proven and probable mineral reserves were approximately 19.9 million ounces at December 31, 2023.

Canada - Macassa Mine

The 100% owned Macassa mine, located in the historic gold mining region of Kirkland Lake, Ontario, was acquired as a result of the Merger. Production at Macassa first commenced in 1933, with the mine being operated continuously until 1999, when operations were suspended due to low gold prices. Production resumed in 2002 and in 2005, the South Mine Complex (“SMC”) was discovered. The SMC is a high-grade zone that resulted in significant grade improvement at the mine and an increase in production levels above historic averages. Macassa was among the first mines globally to introduce battery-electric vehicles. Under current mine plans, the Macassa mine is expected to be in production through 2030.

Macassa is primarily mined from underground shaft access. In 2023, as part of the optimization efforts, the Company incorporated the sourcing of additional production from near surface deposits at Macassa and the neighbouring Amalgamated Kirkland deposits to its production profile and guidance. Both of these areas are accessible from a shallow ramp at the Macassa mine.

During the first quarter of 2023, the Company completed the commissioning of Shaft#4, a 21.5-foot diameter, concrete-lined shaft that is expected to, among other things, enable more effective underground exploration to the east of the SMC, improve ventilation and general working conditions in the mine, and support higher levels of production and lower unit costs. The new four-compartment shaft will have a total hoisting capacity of 4,000 tonnes per day (ore and waste) and is an important component of the plan to increase production at Macassa.

Ore is processed on-site at the Macassa mill which has capacity to process 1,650 tonnes of ore per day.

The Macassa mine’s proven and probable mineral reserves were approximately 2.1 million ounces at December 31, 2023.

Canada - Kirkland Lake Project

The Company acquired 50% of the Kirkland Lake project in 2014 as part of its initial acquisition of the Canadian Malartic complex and, in 2018, acquired the remaining 50% that it did not already own, resulting in Agnico Eagle’s 100% ownership of the project.

The Kirkland Lake project is comprised of the Upper Canada and Upper Beaver properties. The Upper Beaver deposit is located approximately 27 kilometres from the Macassa mine. The Upper Canada deposit lies approximately 6 kilometres southwest of the Upper Beaver property, and 1.6 kilometres north of the main Larder Lake-Cadillac Deformation Zone, within a 300 to 400-metre-wide strongly altered deformation corridor. The properties lie within the southern Abitibi Greenstone Belt of the Superior Province of the Canadian Shield, approximately 110 kilometres west of Agnico Eagle’s LaRonde mine.

The Upper Beaver deposit’s proven and probable mineral reserves were approximately 1.4 million ounces at December 31, 2023. No proven and probable mineral reserves have been declared at the Upper Canada project.

Canada - Hammond Reef Project

The Company acquired 50% of the Hammond Reef project in 2014 as part of its initial acquisition of the Canadian Malartic complex and, in 2018, acquired the remaining 50% that it did not already own, resulting in Agnico Eagle’s 100% ownership of the project. The property covers approximately 32,070 hectares and is located in Northwestern Ontario approximately 260 kilometres west of Thunder Bay. The property is accessible via secondary gravel roads from the town of Atikokan, which is located approximately 30 kilometres to the southwest.

The Hammond Reef deposit is a high tonnage, low grade gold deposit that is primarily hosted in variably sheared and altered granitoid rocks. Gold mineralization is typically associated with fine grained pyrite mineralization that is often associated with fractures, veinlets and veins filled with various combinations of chlorite, calcite and quartz.

In January 2020, the Company purchased a 2% net smelter royalty (“NSR”) on the Hammond Reef project from Kinross Gold Corporation for $12.0 million. The property remains subject to a 2% NSR held by Osisko Royalties.

The Hammond Reef deposit’s proven and probable mineral reserves were approximately 3.3 million ounces at December 31, 2023.

Australia - Fosterville Mine

The Fosterville mine is located approximately 20 kilometres northeast of the city of Bendigo and 130 kilometres north of the city of Melbourne in Victoria, Australia. The Company acquired its 100% interest in the Fosterville mine on February 8, 2022 as a result of the Merger and, under current mine plans, it is expected to be in production through 2033.

The mine is located in an area with well-developed infrastructure and is accessible by paved roads. Access to the underground workings is through two portals, located in the Ellesmere and Falcon open pits. Underground mining is conducted using a conventional fleet including jumbo trucks, production drills, loaders, trucks and ancillary equipment. Ore is processed at the Fosterville mill which has a capacity of 2,275 tonnes per day.

The Fosterville property includes approximately 1,400 sq. kilometres of additional land package with numerous brownfield and greenfield exploration targets that are a key aspect of the Company’s ongoing exploration efforts.

The Fosterville mine’s proven and probable mineral reserves were approximately 1.7 million ounces at December 31, 2023.

Mexico - Pinos Altos Mine

In 2006, the Company completed the acquisition of the Pinos Altos property in northern Mexico, which was then an advanced stage exploration property. Commercial production was achieved at the Pinos Altos mine in November 2009 and, under current mine plans, the mine is expected to be in production through 2028. A shaft sinking project was completed in June 2016 at the Pinos Altos mine and during 2018, the site transitioned into being a predominantly underground mining operation.

In 2020, the Company started underground and open pit production at Sinter, located approximately 2 kilometres northwest of the Pinos Altos minesite and depleted the Bravo pit at Creston Mascota in the third quarter of 2020, with residual gold leaching continuing through 2023.

Initial production at the Cubiro satellite deposit is expected in the second half of 2024. Once production commences, Cubiro is expected to provide additional production flexibility to the Pinos Altos operations.

At Reyna de Plata, open pit pre-stripping activities at Pit 1 were completed in the fourth quarter of 2022 and ore production commenced as planned.

Ore from the Pinos Altos mine is treated by one of two processes: conventional processing in a mill for higher-grade ore; and heap-leaching for lower grade ore. The conventional, 5,500 tonnes per day processing plant includes circuits for crushing, grinding, gravity concentration and agitated leaching followed by counter-current decantation.

The Pinos Altos mine’s proven and probable mineral reserves (including satellite deposits) were approximately 0.5 million ounces at December 31, 2023.

Mexico - La India Mine

Agnico Eagle acquired 100% of La India project, which is located approximately 70 kilometres northwest of the Pinos Altos mine and approximately 200 kilometres east of Hermosillo in Sonora, northern Mexico in January 2012. Commercial production was achieved in February 2014. Mining operation ceased during the fourth quarter of 2023 and processing activities of ore currently stacked on the heap leach pads is expected to continue through 2024.

The La India mine’s proven and probable mineral reserves (including satellite deposits) were fully mined as of December 31, 2023 and residual gold is expected to be produced from ore currently stacked on the heap leach pads.

Key Performance Drivers

The key drivers of financial performance for Agnico Eagle for the year-ended December 31, 2023 include:

●	the spot price of gold, silver, zinc and copper;
●	production volumes;
●	production costs; and
●	US dollar/Canadian dollar, US dollar/Australian dollar, US dollar/Euro and US dollar/Mexican peso exchange rates.

Details on future drivers of financial performance are discussed in the Outlook section of this MD&A.

Spot Price of Gold, Silver, Zinc and Copper

GOLD ($ per ounce)

	2023	2022	% Change
High price	$2,078	$2,039	1.9%
Low price	$1,811	$1,629	11.2%
Average market price	$1,941	$1,800	7.8%
Average realized price	$1,946	$1,797	8.3%

In 2023, the average market price per ounce of gold was 7.8% higher than in 2022. The Company’s average realized price per ounce of gold in 2023 was 8.3% higher than in 2022.

SILVER ($ per ounce)

	2023	2022	% Change
High price	$26.07	$26.18	(0.4)%
Low price	$20.09	$17.77	13.1%
Average market price	$23.35	$21.73	7.5%
Average realized price	$23.72	$21.63	9.7%

In 2023, the average market price per ounce of silver was 7.5% higher than in 2022. The Company’s average realized price per ounce of silver in 2023 was 9.7% higher than in 2022.

ZINC ($ per tonne)	COPPER ($ per tonne)

Agnico Eagle’s average realized price year-over-year for zinc decreased by 21.5% and the average realized price year-over-year for copper increased by 1.9%.

By-product metals are mainly produced at the LaRonde complex (silver, zinc and copper) and the Pinos Altos mine (silver). Net by-product (primarily silver, zinc and copper) revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold produced on a by-product basis and all-in sustaining costs per ounce of gold produced on a by-product basis.

Production Volumes and Costs

Changes in production volumes have a direct impact on the Company’s financial results. Payable production of gold was 3,439,654 ounces in 2023, an increase of 9.7% compared with 3,135,007 ounces in 2022. The increase was primarily due to the contribution of production volumes from the Canadian Malartic complex following the Yamana Transaction, which closed on March 31, 2023, and increased production at the Meadowbank complex and the Macassa, Detour Lake and Kittila mines. Partially offsetting the overall increase in gold production was a decrease in gold production at the Fosterville mine and LaRonde complex.

Production costs are discussed in detail in the Results of Operations section below.

Foreign Exchange Rates (Ratio to US$)

The exchange rate of the Canadian dollar, Australian dollar, Euro and Mexican peso relative to the US dollar is an important financial driver for the Company for the following reasons:

●	all revenues are earned in US dollars;
●	a significant portion of operating costs at the LaRonde, Canadian Malartic and Meadowbank complexes and the Detour Lake, Macassa, Meliadine and Goldex mines are incurred in Canadian dollars;
●	a significant portion of operating costs at the Fosterville mine are incurred in Australian dollars;
●	a significant portion of operating costs at the Kittila mine are incurred in Euros, and
●	a significant portion of operating costs at the Pinos Altos and La India mines are incurred in Mexican pesos.

The Company mitigates part of its foreign currency exposure by using currency hedging strategies.

CANADIAN DOLLAR	AUSTRALIAN DOLLAR

MEXICAN PESO	EURO

On average, the Canadian dollar and Australian dollar weakened relative to the US dollar in 2023 compared to 2022, decreasing costs denominated in local currency when translated to US dollars for reporting purposes. The Euro and Mexican Peso strengthened relative to the US dollar in 2023 compared with 2022, increasing costs denominated in the local currency when translated into US dollars for reporting purposes.

Results of Operations

On March 31, 2023, Agnico Eagle completed the Yamana Transaction. Accordingly, contributions from the 100% interest in the Canadian Malartic complex have been included in the consolidated statements of income for the year ended December 31, 2023 since that time while the comparative periods reflect the previously held 50% interest in the Canadian Malartic complex.

On February 8, 2022, Agnico Eagle completed the Merger with Kirkland Lake Gold Ltd. (“Kirkland”). Accordingly, the contributions from the Detour Lake, Macassa and Fosterville mines included in the comparative periods only includes results from February 8, 2022.

Agnico Eagle reported net income of $1,941.3 million, or $3.97 per share, in 2023 compared with net income of $670.2 million, or $1.53 per share, in 2022 and net income of $561.9 million, or $2.31 per share in 2021. Agnico Eagle reported adjusted net income(i) of $1,095.9 million, or $2.24 per share(i), in 2023 compared with adjusted net income of $1,003.6 million, or $2.29 per share, in 2022 and adjusted net income of $608.0 million, or $2.49 per share in 2021. In 2023, operating margin(ii) increased to $3,693.6 million from $3,097.8 million in 2022. In 2021, operating margin was $2,096.5 million.

Revenues from Mining Operations

Revenues from mining operations, net of selling costs, increased by $885.7 million, or 15.4%, to $6,626.9 million in 2023 from $5,741.2 million in 2022 primarily due to a 6.8% increase in the sales volume of gold(iii) and higher gold prices. The increased contribution of gold sales volume from the Canadian Malartic complex following the Yamana Transaction, the Meadowbank complex and the Macassa mine, partially offset by lower sales volume from the Fosterville mine and the LaRonde complex and the Meliadine mine. Revenues from mining operations were $3,869.6 million in 2021.

Sales of precious metals (gold and silver) accounted for 99.6% of revenues from mining operations in 2023, similar to the 99.5% in 2022. Sales of precious metals (gold and silver) accounted for 99.0% of revenues in 2021.

The table below sets out revenues from mining operations, payable production volumes and sales volumes by metal:

	2023	2022	2021

	(thousands of United States dollars)
Revenues from mining operations:
Gold	$6,540,077	$5,656,201	$3,760,821
Silver	63,544	55,212	69,694
Zinc	4,736	9,390	16,304
Copper	18,552	20,359	22,806
Total revenues from mining operations	$6,626,909	$5,741,162	$3,869,625
Payable production:
Gold (ounces)	3,439,654	3,135,007	2,086,405
Silver (thousands of ounces)	2,408	2,292	2.607
Zinc (tonnes)	7,702	8,195	8,837
Copper (tonnes)	2,617	2,901	2,955
Payable metal sold(iii):
Gold (ounces)	3,364,132	3,148,593	2,080,631
Silver (thousands of ounces)	2,354	2,354	2.609
Zinc (tonnes)	8,526	6,727	10,803
Copper (tonnes)	2,630	2,916	2,973

Revenues from gold, net of selling costs, increased by $883.9 million or 15.6% in 2023 compared with 2022 primarily due to a higher gold price and increase in the sales volume of gold(iii) which was the result of increased contribution of gold sales volume from the Canadian Malartic complex following the Yamana Transaction, the Meadowbank complex and the Macassa mine, partially offset by lower sales volume from the Fosterville, LaRonde and Meliadine mines. The Company’s average realized price of gold increased by 8.3% to $1,946 in 2023 compared to $1,797 in 2022, and the sales volume of gold increased by 6.9% to 3,364,132 ounces in 2023 compared to 3,148,593 ounces in 2022.

Revenues from silver, net of selling costs, increased by $8.3 million or 15.1% in 2023 compared with 2022 primarily due to a 9.7% increase in the average realized price of silver between periods. Revenues from zinc, net of selling costs, decreased by $4.7 million or 49.6% in 2023 compared with 2022 primarily due to a 21.5% decrease in the realized price of zinc between periods. Revenues from copper, net of selling costs, decreased by $1.8 million or 8.9% in 2023 compared with 2022 primarily due to a 9.8% decrease in the volume of copper tonnes sold between periods.

Notes:

(i)	Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under IFRS. For a reconciliation to net income and net income per share and discussion of the composition and usefulness of these non-GAAP measure see “Non-GAAP Financial Performance Measures”.
(ii)	Operating margin is a non-GAAP measure that is not a standardized financial measure under IFRS. For a discussion of the composition and usefulness of this non-GAAP measure see “Non-GAAP Financial Performance Measures”.
(iii)	Payable metals sold excludes ounces from pre-commercial production for the years ended December 31, 2021.

Production Costs

Production costs increased to $2,933.3 million in 2023 compared with $2,643.3 million in 2022 primarily due to the contribution from the Canadian Malartic complex following the Yamana Transaction, the recognition in 2023 of fair value adjustments to inventory due to the Yamana Transaction and higher production costs at the Meadowbank complex and the Meliadine, La India and Macassa mines. These increases were partially offset by lower production costs at the Fosterville and Detour Lake mines primarily caused by the recognition in the 2022 comparative period of fair value adjustments to inventory at those mines. Production costs were $1,773.1 million in 2021.

The table below sets out production costs by mine:

	2023	2022	2021

	(thousands of United States dollars)
LaRonde mine	$218,020	$213,393	$232,392
LaRonde Zone 5 mine	81,624	72,096	56,380
LaRonde complex	299,644	285,489	288,772
Canadian Malartic complex(i)	465,814	235,735	242,589
Goldex mine	112,022	103,830	96,181
Meliadine mine	343,650	318,141	250,822
Meadowbank complex	524,008	442,681	408,863
Hope Bay project	—	—	83,118
Kittila mine	205,857	210,661	192,742
Detour Lake mine(ii)	453,498	489,703	—
Macassa mine(ii)	155,046	129,774	—
Fosterville mine(ii)	131,298	204,649	—
Pinos Altos mine	145,936	144,489	141,488
Creston Mascota mine	—	1,943	8,165
La India mine	96,490	76,226	60,381
Total production costs	$2,933,263	$2,643,321	$1,773,121

Note:

(i)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.
(ii)	The information set out in this table reflects the Company’s acquisition of the Detour Lake, Macassa and Fosterville mines in the Merger, following its closing on February 8, 2022.

Production costs at the LaRonde mine were $218.0 million in 2023, a 2.2% increase compared with 2022 production costs of $213.4 million. The increase was primarily due to higher underground maintenance costs associated with supplemental ground support activities, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. During 2023, the LaRonde mine processed an average of 4,112 tonnes of ore per day compared with 4,575 tonnes of ore per day during 2022. Production costs per tonne increased to C$196 in 2023 compared with C$166 in 2022 primarily due to fewer tonnes processed resulting from lower development rates in the underground mine related to increased supplemental ground support requirements at the East mine and revised seismic protocols, partially offset by lower milling costs. Minesite costs per tonne(i) increased to C$201 in 2023 compared with C$162 in 2022 due to lower throughput and higher production costs.

Note:

(i)	Minesite costs per tonne is a non-GAAP measures that is not a standardized financial measure under IFRS. For a reconciliation to production costs and a discussion of the composition and usefulness of this measure see “Non-GAAP Financial Performance Measures”.

Production costs at the LZ5 mine were $81.6 million in 2023, a 13.2% increase compared with $72.1 million in 2022 primarily due to higher underground mining and maintenance costs partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. During 2023, the LZ5 mine processed an average of 3,170 tonnes of ore per day compared with 3,140 tonnes of ore per day during 2022. Production costs per tonne increased to C$95 in 2023 compared with C$82 in 2022 primarily due to higher production costs as noted above. Minesite costs per tonne increased to C$91 in 2023 compared with C$81 in 2022 primarily due to higher production costs.

Attributable production costs at the Canadian Malartic complex were $465.8 million in 2023, a 97.6% increase compared with 2022 production costs of $235.7 million. This increase was primarily due to the impact of the change in ownership percentage between periods as a result of the Yamana Transaction and the recognition of fair value adjustments to inventory resulting from the Yamana Transaction and the consumption of stockpiles, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. During 2023, the Canadian Malartic complex processed an average of 53,685 tonnes of ore per day on a 100% basis compared with 53,534 tonnes of ore per day in 2022. Production costs per tonne increased to C$36 in 2023 compared with C$31 in 2022, primarily due to fair value adjustments to inventory due to the Yamana Transaction and the consumption of stockpiles. Minesite costs per tonne increased to C$39 in 2023 compared with C$35 in 2022 primarily due to the consumption of stockpiles.

Production costs at the Goldex mine were $112.0 million in 2023, a 7.9% increase compared with $103.8 million in 2022 primarily due to higher underground mining and maintenance costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. During 2023, the Goldex mine processed an average of 7,910 tonnes of ore per day compared with 8,055 tonnes of ore per day during 2022. Production costs per tonne increased to C$52 in 2023 compared with C$46 in 2022 primarily due to higher production costs and lower throughput. Minesite costs per tonne increased to C$53 in 2023 compared with C$47 in 2022 for the same reasons as described above for the increase in production costs per tonne.

Production costs at the Meliadine mine were $343.7 million in 2023, a 8.0% increase compared with 2022 production costs of $318.1 million primarily due to higher mining, milling and logistics costs and the timing of inventory sales, partially offset by an increase in capitalized deferred stripping costs and the weakening of the Canadian dollar relative to the US dollar between periods. During 2023, the Meliadine mine processed an average of 5,255 tonnes per day compared with 4,814 tonnes of ore per day during 2022. Production costs per tonne increased to C$241 in 2023 compared with C$232 in 2022, primarily due to higher production costs, partially offset by higher throughput. Minesite costs per tonne increased to C$249 in 2023 compared with C$234 in 2022 for the same reasons as described above for the increase in production costs per tonne.

Production costs at the Meadowbank complex were $524.0 million in 2023, a 18.4% increase compared with 2022 production costs of $442.7 million, primarily due to an increase in milling and mining costs, partially offset by an increase in capitalized deferred stripping costs, timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods. During 2023, the Meadowbank complex processed an average of 10,529 tonnes of ore per day compared with 10,244 tonnes of ore per day during 2022. Production costs per tonne increased to C$183 in 2023 compared with C$154 in 2022 primarily due to higher production costs, partially offset by an increase in throughput. Minesite costs per tonne increased to C$179 in 2023 compared with C$157 in 2022 for the same reasons as described above for the increase in production costs per tonne.

The Company completed the acquisition of TMAC, which previously owned the Hope Bay project, on February 2, 2021. Due to a significant number of COVID-19 cases in the fourth quarter of 2021, the Company reduced all activities at site to essential services only. In 2022 and 2023, production activities remained suspended and the primary focus is on accelerating exploration and the evaluation of potentially larger production scenarios.

Production costs at the Kittila mine were $205.9 million in 2023, a 2.3% decrease compared with 2022 production costs of $210.7 million, primarily due to the timing of inventory sales, partially offset by higher underground maintenance costs. During 2023, the Kittila mine processed an average of 5,353 tonnes of ore per day compared with 5,274 tonnes of ore per day during 2022. Production costs per tonne decreased to €98 in 2023 compared with €103 in 2022, primarily due to lower production costs and higher throughput in 2023. Minesite costs per tonne decreased to €99 in 2023 compared with €101 in 2022 due to for the same reasons described above for the decrease in production costs per tonne.

Production costs at the Detour Lake mine were $453.5 million in 2023, a 7.4% decrease compared with 2022 production costs of $489.7 million, primarily due to the recognition, in 2022, of fair value adjustments to inventory and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher mining costs. During 2023, the Detour Lake mine processed an average of 69,685 tonnes of ore per day compared with 69,667 tonnes of ore per day during 2022. Production costs per tonne decreased to C$24 compared with C$28 in 2022 for the same reasons as described above for the decrease in production costs and the higher throughput in 2023. Minesite costs per tonne increased to C$26 in 2023 compared with C$25 in 2022,primarily due to higher maintenance costs for mobile equipment and spare parts during the period, partially offset by higher throughput. The Company acquired the Detour Lake mine on February 8, 2022 as a result of the Merger.

Production costs at the Macassa mine were $155.0 million in 2023, a 19.5% increase compared with 2022 production costs of $129.8 million, primarily due to higher mining costs as result of higher input prices and increased operational volumes, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. During 2023, the Macassa mine processed an average of 1,211 tonnes of ore per day compared with 856 tonnes of ore per day during 2022. Production costs per tonne decreased to C$475 compared with C$602 in 2022 primarily due to higher throughput, partially offset by the increase in production costs. Minesite costs per tonne decreased to C$503 in 2023 compared with C$577 in 2022 for the same reasons described above for the decrease in production costs per tonne. The Company acquired the Macassa mine on February 8, 2022 as a result of the Merger.

Production costs at the Fosterville mine were $131.3 million in 2023, a 35.8% decrease compared with 2022 production costs of $204.6 million, primarily due to the recognition, in 2022, of fair value adjustments to inventory with no comparative in 2023, and the weakening of the Australian dollar relative to the US dollar between periods. During 2023, the Fosterville mine processed an average of 1,784 tonnes of ore per day compared with 1,602 tonnes of ore per day during 2022. Production costs per tonne decreased to A$304 compared with A$561 in 2022 primarily due to higher throughput and lower production costs. Minesite costs per tonne decreased to A$301 in 2023 compared with A$356 in 2022 for the same reasons described above for the decrease in production costs per tonne. The Company acquired the Fosterville mine on February 8, 2022 as a result of the Merger.

Production costs at the Pinos Altos mine were $145.9 million in 2023, a 1.0% increase compared with 2022 production costs of $144.5 million, primarily due to higher processing costs and the strengthening of the Mexican Peso relative to the US dollar between periods. During 2023, the Pinos Altos mine processed an average of 4,537 tonnes of ore per day compared with 4,137 tonnes of ore per day during 2022. Production costs per tonne decreased to $88 in 2023 compared with $96 in 2022, primarily due to the higher throughput. Minesite costs per tonne decreased to $88 in 2023 compared to $94 in 2022 for the same reasons described above for the decrease in production costs per tonne.

At Creston Mascota mine, gold production during 2023, 2022 and 2021 was the result of residual leaching. No additional ore was stacked on the heap leach and therefore no production costs per tonne or minesite costs per tonne were reported in 2023, 2022 and 2021.

Production costs at the La India mine were $96.5 million in 2023, a 26.6% increase compared with 2022 production costs of $76.2 million primarily due to timing of inventory sales and the strengthening of the Mexican peso relative to the US dollar between periods. During 2023, the La India mine processed an average of 8,247 tonnes of ore per day compared with 13,978 tonnes of ore per day during 2022. During 2023, the La India mine stacked approximately 3.0 million tonnes of ore on the leach pad compared with approximately 5.1 million tonnes of ore stacked in 2022. The decrease in tonnage of ore stacked was primarily due to the cessation of mining activities at the El Realito pit. Production costs per tonne and minesite costs per tonne increased to $32 in 2023 compared with $15 in 2022 primarily due to a decrease in tonnes of ore stacked on the heap leach pad. Minesite costs per tonne increased to $32 in 2023 compared with $16 in 2022 for the same reasons described above for the increase in production costs per tonne.

Total Production Costs by Category 2023

Production costs per ounce, representing the weighted average of all of the Company’s producing mines, increased to $853 in 2023 compared with $843 in 2022 and decreased from $861 in 2021. Total cash costs per ounce on a by-product basis increased to $865 in 2023 compared with $793 in 2022. Total cash costs per ounce on a by-product basis was $770 in 2021. Total cash costs per ounce on a co-product basis increased to $893 in 2023 compared with $825 in 2022. Total cash costs per ounce on a co-product basis was $829 in 2021. Set out below is an analysis of the change in production costs per ounce and total cash costs per ounce at each of the Company’s mining operations.

●	At the LaRonde mine, production costs per ounce increased to $924 in 2023 compared with $749 in 2022 primarily due to a 17.1% decrease in gold production and higher underground maintenance costs associated with supplemental ground support activities which resulted in lower throughput, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. Total cash costs per ounce on a by-product basis increased to $840 in 2023 compared with $623 in 2022 primarily due to the factors described in production costs per ounce combined with lower by-product revenues. Total cash costs per ounce on a co-product basis increased to $1,067 in 2023 compared with $850 in 2022 due to the same factors described above for the increase in production costs per ounce.
●	At the LZ5 mine, production costs per ounce increased to $1,155 in 2023 compared with $1,008 in 2022, primarily due to higher mining costs and the timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. Total cash costs per ounce on a by-product basis increased to $1,148 in 2023 compared with $1,021 in 2022 due to the factors described in production costs per ounce. Total cash costs per ounce on a co-product basis increased to $1,158 in 2023 compared with $1,025 in 2022 due to the factors described above for the increase in production costs per ounce.
●	At the Canadian Malartic complex, production costs per ounce increased to $771 in 2023 compared with $716 in 2022 primarily due to the recognition in 2023 of fair value adjustments to inventory due to the Yamana Transaction, the timing of inventory sales and lower deferred stripping adjustment, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. Total cash costs per ounce on a by-product basis increased to $824 in 2023 compared with $787 in 2022 due to the timing of inventory sales and lower deferred stripping adjustment, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods as described above. Total cash costs per ounce on a co-product basis increased to $835 in 2023 compared with $803 in 2022 due to the factors described above for the increase in production costs per ounce.

●	At the Goldex mine, production costs per ounce increased to $795 in 2023 compared with $734 in 2022, primarily due to higher underground mining and maintenance costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. Total cash costs per ounce on a by-product basis increased to $820 in 2023 compared with $765 in 2022 due to the factors described in production costs per ounce, partially offset by higher by-product revenue. Total cash costs per ounce on a co-product basis increased to $822 to in 2023 compared with $765 in 2022 due to the factors described above for the increase in production costs per ounce.
●	At the Meliadine mine, production costs per ounce increased to $944 in 2023 compared with $853 in 2022 primarily due to higher milling and logistics costs and the timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. Total cash costs per ounce on a by-product basis increased to $980 in 2023 compared with $863 in 2022 due to the factors described above for the increase in production costs per ounce. Total cash costs per ounce on a co-product basis increased to $981 in 2023 compared with $865 in 2022 due to the factors described above for the increase in production costs per ounce.
●	At the Meadowbank complex, production costs per ounce increased to $1,214 in 2023 compared with $1,184 in 2022 primarily due to higher mining, milling and logistics costs and timing of inventory sales, partially offset by a 15.5% increase in gold production and the weakening of the Canadian dollar relative to the US dollar between periods. Total cash costs per ounce on a by-product basis decreased to $1,176 in 2023 compared with $1,210 in 2022 primarily due to the higher volume of gold produced, partially offset by the timing of inventory sales and higher milling costs. Total cash costs per ounce on a co-product basis decreased to $1,183 in 2023 compared with $1,216 in 2022 due to the factors described above for the increase in production costs per ounce.
●	At the Kittila mine, production costs per ounce decreased to $878 in 2023 compared with $971 in 2022 primarily due to timing of inventory sales and a 8% increase in gold production. Total cash costs per ounce on a by-product basis decreased to $871 in 2023 compared with $980 in 2022 due to the factors described in production costs per ounce. Total cash costs per ounce on a co-product basis decreased to $872 in 2023 compared with $981 in 2022 due to the factors described above for the decrease in production costs per ounce.
●	At the Detour Lake mine, production costs per ounce decreased to $669 in 2023 compared with $752 in 2022 primarily due to a 4% increase in gold production, fair value adjustments to inventory on the purchase price allocation recognized in 2022 with no comparative recognition occurring in 2023, and the weakening of the Canadian dollar relative to the US dollar between periods. Total cash costs per ounce on a by-product basis increased to $735 in 2023 compared with $657 in 2022 due to higher mining, maintenance and milling costs caused by higher fuel and electricity prices and lower gold grades, partially offset by the weaker Canadian dollar relative to the U.S. dollar. Total cash costs per ounce on a co-product basis increased to $738 in 2023 compared with $663 in 2022 due to the factors described in production costs per ounce on a by-product basis.
●	At the Macassa mine, production costs per ounce decreased to $678 in 2023 compared with $718 in 2022 primarily due to a 26% increase in gold production, fair value adjustments to inventory on the purchase price allocation recognized in 2022 and the weakening of the Canadian dollar relative to the US dollar between periods. Total cash costs per ounce on a by-product basis increased to $731 in 2023 compared with $683 in 2022 due to higher mining costs, partially offset by an increase in the number of ounces produced in the period and the weaker Canadian dollar relative to the U.S. dollar. Total cash costs per ounce on a co-product basis increased to $733 in 2023 compared with $684 in 2022 due to the factors described above for the increase in production costs per ounce.
●	At the Fosterville mine, production costs per ounce decreased to $473 in 2023 compared with $605 in 2022 primarily due to due to fair value adjustments to inventory on the purchase price allocation recognized in 2022 as well as the effect of the weaker Australian dollar relative to the U.S. dollar, partially offset by fewer ounces produced in the period due to lower gold grades. Total cash costs per ounce of gold produced on a by-product basis increased to $488 in 2023 compared with $378 in 2022 primarily due to fewer ounces of gold produced in the current period as a result of lower gold grades, partially offset by the weaker Australian dollar relative to the U.S. dollar. Total cash costs per ounce of gold produced on a co-product basis increased to $489 in 2023 compared with $379 in 2022 due to the factors described above for the increase in production costs per ounce on a by-product basis.

●	At the Pinos Altos mine, production costs per ounce decreased to $1,495 in 2023 compared with $1,497 in 2022, primarily due to lower underground mining costs and an increase in the number of ounces of gold produced in the current period, partially offset by higher open pit mining and milling costs and the strengthening of the Mexican peso relative to the US dollar. Total cash costs per ounce on a by-product basis decreased to $1,229 in 2023 compared with $1,249 in 2022, for the same reasons described above for production costs per ounce, higher by-product revenues and higher inventory adjustments. Total cash costs per ounce on a co-product basis increased to $1,509 in 2023 compared with $1,477 in 2022 due to higher inventory adjustments.
●	At the La India mine, production costs per ounce increased to $1,271 in 2023 compared with $1,021 in 2022 primarily due to higher heap leach costs and the strengthening of the Mexican peso relative to the US dollar. Total cash costs per ounce on a by-product basis increased to $1,241 in 2023 compared with $1,056 in 2022 due to the factors described in production costs per ounce. Total cash costs per ounce on a co-product basis increased to $1,261 in 2023 compared with $1,078 in 2022 primarily due to the factors described above for the increase in production costs per ounce.

Exploration and Corporate Development Expense

Exploration and corporate development expense decreased by 20.4% to $215.8 million in 2023 from $271.1 million in 2022. Exploration and corporate development expense was $152.5 million in 2021.

A summary of the Company’s significant 2023 exploration and corporate development activities is set out below:

●	Exploration expenses at various mine sites decreased by 10.5% to $56.5 million in 2023 compared with $63.1 million in 2022 primarily due to lower expensed exploration at the Detour Lake and Macassa mines and at the underground portion of Hope Bay, partially offset by higher expensed exploration expenses at the Canadian Malartic complex following the Yamana Transaction.
●	Exploration expenses in Canada decreased by 25.9% to $79.5 million in 2023 compared with $107.3 million in 2022 primarily due to lower expensed exploration drilling at Amalgamated Kirkland and Upper Beaver, partially offset by higher expenses at Hope Bay.
●	Exploration expenses in Latin America decreased by 43.7% to $13.6 million in 2023 compared with $24.1 million in 2022 primarily due to reduced exploration at Santa Gertudis and other regional targets in Mexico.
●	Exploration expenses in the United States decreased by 28.1% to $4.2 million in 2023 compared with $5.8 million in 2022 primarily due to reduced exploration at the Gryphon Gold project.
●	Exploration expenses in Europe decreased by 49.8% to $5.0 million in 2023 compared with $9.9 million in 2022 primarily due to reduced regional exploration expenses around the proximity of the Kittila mine and surface exploration targets at the Kittila mine.
●	Exploration expenses in Australia decreased by 4.2% to $4.0 million in 2023 compared with $4.2 million in 2022.
●	Corporate development and project evaluation expenses decreased by 6.4% to $53.0 million in 2023 compared with $56.6 million in 2022 primarily due to reduced project evaluation expenses at projects in Canada.

The table below sets out exploration expense by region and total corporate development expense:

	2023	2022	2021

	(thousands of United States dollars)
Minesites	$56,475	$63,066	$34,188
Canada	79,509	107,305	49,819
Latin America	13,585	24,147	25,600
United States	4,177	5,807	7,518
Europe	4,986	9,939	7,801
Australia	4,033	4,212	—
Corporate development and project evaluation expenses	53,016	56,641	27,588
Total exploration and corporate development expense	$215,781	$271,117	$152,514

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense increased to $1,491.8 million in 2023 compared with $1,094.7 million in 2022 and $738.1 million in 2021. The increase in amortization of property, plant and mine development between 2023 and 2022 was primarily due to the increased amortization at the Canadian Malartic complex following the Yamana transaction and the increased amortization at the Meadowbank complex and the Macassa, Meliadine and Fosterville mines.

General and Administrative Expense

General and administrative expenses decreased to $208.5 million in 2023 compared with $220.9 million in 2022 primarily due to non-recurring costs attributable to the Merger. General and administrative expenses were $142.0 million in 2021.

Finance Costs

Finance costs increased to $130.1 million in 2023 compared with $82.9 million in 2022 and $92.0 million in 2021. The increase between 2023 and 2022 was primarily due to interest incurred on the $600.0 million Term Loan Facility, higher levels of accretion on the Company’s reclamation provisions and additional interest incurred on drawdowns of the Company’s revolving credit facility. The drawdowns were incurred to finance the Yamana Transaction. The increase caused by these factors was partially offset by a decrease in interest expense on the Company’s guaranteed senior unsecured notes (the “Notes”) as $100.0 million of the 2016 Series A Notes was repaid in June 2023.

The decrease between 2022 and 2021 was primarily due to decreased interest expense on the Notes as $125.0 million of the 2010 Series C Notes were repaid in April 2022 and $100.0 million of the 2012 Series A Notes were repaid in July 2022. The aggregate outstanding principal of the Notes was $1,250.0 million at December 31, 2023 and $1,350.0 million at December 31, 2022.

The table below sets out the components of finance costs:

	2023	2022	2021

	(thousands of United States dollars)
Interest on Notes	$57,192	$64,481	$72,795
Interest on Term Loan Facility	26,273	—	—
Interest on Old Credit Facility	10,928	536	1,549
Old Credit Facility fees	6,374	3,859	5,546
Amortization of credit and term loan facilities financing and note issuance costs	3,290	3,042	3,778
Accretion expense on reclamation provisions	32,906	15,951	6,554
Interest on lease obligations and other interest expense (income)	(3,699)	(1,290)	5,329
Interest capitalized to assets under construction	(3,177)	(3,644)	(3,509)
Total finance costs	$130,087	$82,935	$92,042

See Note 14 in the consolidated annual financial statements for details on the Company’s $1.2 billion unsecured revolving bank credit facility, the Term Loan Facility and Notes referenced above.

Derivative Financial Instruments

Gain on derivative financial instruments was $68.4 million in 2023 compared to a loss on derivative financial instruments of $90.7 million in 2022 and a loss of $11.1 million in 2021. The change between 2023 and 2022 was primarily due to unrealized gains on foreign exchange and fuel hedges of $112.9 million in 2023 compared to an unrealized loss on foreign exchange and fuel hedges of $59.6 million in 2022, partially offset by a $11.3 million increase in realized losses on foreign exchange and fuel hedges between periods.

Impairment Loss

As at December 31, 2023, the Company completed its goodwill impairment testing and its review of indicators of potential impairment of the Company’s cash generating units (“CGUs”). The Company identified indicators of potential impairment for the Company’s Pinos Altos mine. As a result of the identification of these indicators, the Company estimated the recoverable amount of this CGU and the recoverable amount was calculated to be less than the carrying amount. The Company recognized an impairment loss of $112.0 million ($73.4 million net of tax) against property, plant and mine development. The Company completed its goodwill impairment testing and the recoverable amount for the Macassa CGU was calculated to be less than the carrying amount. An impairment loss of $675.0 million ($594.0 million net of tax) was recognized against the Macassa CGU, of which $420.9 million was recognized against goodwill and $254.1 million ($173.1 million net of tax) was recognized against property, plant and mine development costs.

As at December 31, 2022, the Company completed its goodwill impairment test and its review of indicators of potential impairment of the Company’s CGUs. The Company identified indicators of potential impairment for the Company’s La India mine. As a result of the identification of these indicators, the Company estimated the recoverable amount of this CGU and concluded that the carrying amounts exceeded its recoverable amount. The Company recorded an impairment of $55.0 million ($52.7 million net of tax) at the La India mine.

As at December 31, 2021, the Company completed its review of indicators of potential impairment and no indicators of impairment were identified.

Management’s estimates of recoverable amounts are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s long-lived assets and goodwill. This may have a material effect on the Company’s future financial results.

See Note 24 in the annual consolidated financial statements for further details on impairment losses.

Foreign Currency Translation (Gain) Loss

The Company’s operating results and cash flow are significantly affected by changes in the exchange rate between the US dollar and each of the Canadian dollar, Australian dollar, Euro and Mexican peso as all of the Company’s revenues are earned in US dollars while a significant portion of its operating and capital costs are incurred in such other currencies. During the period from January 1, 2023 through December 31, 2023, the daily US dollar closing exchange rate per US$1.00 fluctuated between C$1.31 and C$1.39 as reported by the Bank of Canada, A$1.40 and A$1.59 as reported by the Reserve Bank of Australia, €0.89 and €0.96 as reported by the European Central Bank and 16.69 and 19.49 Mexican pesos as reported by the Central Bank of Mexico.

A foreign currency translation gain of $0.3 million was recorded in 2023 compared with a $16.1 million gain in 2022 and a $5.7 million loss in 2021. On average in 2023, the US dollar strengthened relative to both the Canadian dollar and the Australian dollar but weakened relative to both the Euro and the Mexican peso. As at December 31, 2023, the US dollar weakened relative to the Canadian dollar, Australian dollar, Euro and the Mexican peso as compared to December 31, 2022. The net foreign currency translation gain in 2023 was primarily due to the translation impact of the Company’s net monetary liabilities denominated in foreign currencies between periods.

Other Expenses

Other expenses decreased to $66.3 million in the year ended December 31, 2023 compared with $141.3 million in the year ended December 31, 2022, primarily due to non-recurring severance and acquisition costs associated with the Merger in 2022. Other expenses amounted to $22.3 million in the year ended December 31, 2021, which included a gain on the sale of certain non-strategic exploration properties.

Income and Mining Taxes Expense

In 2023, the Company recorded income and mining taxes expense of $417.8 million on income before income and mining taxes of $2,359.1 million at an effective tax rate of 17.7%. In 2022, the Company recorded income and mining taxes expense of $445.2 million on income before income and mining taxes of $1,115.4 million at an effective tax rate of 39.9%. The Company’s 2023 effective tax rate is lower than the applicable statutory tax rate of 26.0% due to the non-taxable accounting gain on the acquisition of Yamana’s interests in its Canadian assets. The Company’s 2022 effective tax rate is higher than the applicable statutory tax rate of 26.0% due to the impact of mining taxes. In 2021, the Company recorded income and mining taxes expense of $370.8 million on income before income and mining taxes of $932.7 million at an effective tax rate of 39.8%.

Balance Sheet Review

(thousands of United States dollars)	As at December 31, 2023	As at December 31, 2022	As at December 31, 2021
Current assets	$2,191,152	$2,180,059	$1,302,388
Non-current assets	26,493,797	21,314,749	8,913,702
Total assets	$28,684,949	$23,494,808	$10,216,090
Current liabilities	$1,048,026	$946,422	$761,813
Non-current liabilities	8,214,008	6,307,041	3,454,506
Total liabilities	$9,262,034	$7,253,463	$4,216,319

Total assets at December 31, 2023 of $28.7 billion increased by 22.1%, or $5.2 billion compared with total assets of $23.5 billion at December 31, 2022. The Company’s total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill.

Total liabilities at December 31, 2023 of $9.3 billion increased by 27.7%, or $2.0 billion compared with total liabilities of $7.3 billion at December 31, 2022. The Company’s total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities, long-term debt and reclamation provisions.

Both total assets and total liabilities at December 31, 2023 increased compared with total assets and total liabilities at December 31, 2022 primarily due to the assets acquired and liabilities assumed as part of the Yamana Transaction.

Total assets and total liabilities at December 31, 2022 increased compared with total assets and total liabilities at December 31, 2021 primarily due to the assets acquired and liabilities assumed as part of the Merger in 2022.

While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposure and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposure. During the year ended December 31, 2023, the Company increased its currency and diesel hedge positions to mitigate the effect of price inflation on its key input costs. As at December 31, 2023, the Company had outstanding currency derivative contracts in respect of $3,324.7 million of 2024 and 2025 anticipated expenditures (December 31, 2022 — $2,907.9 million) and diesel fuel derivative contracts in respect of 15.0 million gallons of heating oil (December 31, 2022 — 19.0 million).

Liquidity and Capital Resources

As at December 31, 2023, the Company’s cash and cash equivalents totaled $338.6 million compared with $658.6 million as at December 31, 2022. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) decreased to $1,143.1 million as at December 31, 2023, compared with $1,233.6 million as at December 31, 2022, primarily due a $320.0 million decrease in cash and cash equivalents, a $77.0 million increase in current taxes payable and a $77.9 million increase in accounts payable and accrued liabilities, partially offset by an increase of $209.9 million in inventories, an increase of $112.9 in the fair value of derivative financial instrument assets (net of derivative financial instrument liabilities) and a $87.0 million increase in other current assets.

Subject to various risks and uncertainties, including those set in this MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See “Risk Profile” in this MD&A for further details.

Operating Activities

Cash provided by operating activities increased by $504.9 million to $2,601.6 million in 2023 compared with $2,096.6 million in 2022. The increase in cash provided by operating activities was primarily due to a 6.8% increase in the sales volume of gold and a decrease in exploration and corporate development and other expenses, partially offset by an increase in production costs and less favourable working capital movements between periods. Cash provided by operating activities of $2,096.6 million in 2022 was $751.3 million higher compared with $1,345.3 million in 2021 primarily due to a 51.3% increase in the sales volume of gold and more favourable working capital movements. This was partially offset by an increase in production costs and exploration and corporate development expenses between periods.

Investing Activities

Cash used in investing activities increased to $2,760.8 million in 2023 compared to $710.5 million in 2022. The increase in cash used in investing activities between periods was primarily due to $1,000.6 million in net cash consideration paid by the Company in the Yamana Transaction, $838.7 million in non-recurring cash acquired in 2022 due to the Merger, a $115.9 million increase in capital expenditures and a $57.3 million increase in purchases of equity securities and other investments discussed below. Cash used in investing activities was $1,264.0 million in 2021, which included $340.9 million in non-recurring cash payments related to the acquisition of TMAC and the Hope Bay royalty and $897.0 million in capital expenditures.

In 2023, the Company invested cash of $1,654.1 million in projects and sustaining capital expenditures compared with $1,538.2 million in 2022. Capital expenditures in 2023 included $422.7 million at the Detour Lake mine, $263.2 million at the Canadian Malartic complex, $191.0 million at the Meliadine mine, $146.3 million at the Macassa mine, $128.1 million at the Meadowbank complex, $122.9 million at the LaRonde mine, $87.4 million at the Fosterville mine, $87.0 million at the Goldex mine, $82.3 million at the Kittila mine,  $36.5 million at the Pinos Altos mine, $38.9 million at the LaRonde Zone 5 mine, $0.3 million at the La India mine, and $47.6 million at the Company’s other projects. The $115.9 million increase in capital expenditures between 2023 and 2022 was primarily due to additional capital expenditures from the Canadian Malartic complex following the Yamana Transaction and at the Meliadine mine.

In 2023, the Company purchased $104.7 million of equity securities and other investments compared with $47.4 million in 2022 and $39.9 million in 2021. The Company’s investments in equity securities consist primarily of investments in common shares of entities in the mining industry.

On April 27, 2021, Orla Mining Ltd. (“Orla”) completed a drawdown of $16.0 million under a loan agreement dated December 18, 2019 between, among others, Orla and the Company. The loan agreement related to a five-year credit facility to provide Orla financing for an aggregate principal amount of $125.0 million, of which the Company’s aggregate financing commitment is $40.0 million. On April 29, 2022, Orla repaid the loan in full. As at December 31, 2023, the Company owned 27,602,589 Orla common shares and 10,400,000 warrants to purchase Orla common shares, representing approximately 8.78% of the issued and outstanding common shares on a non-diluted basis and 11.70% of the issued and outstanding common shares on a partially-diluted basis.

Financing Activities

Cash used in financing activities decreased to $164.0 million in 2023 compared to $914.9 million in 2022 primarily due to $599.0 million in net proceeds received from the Term Loan Facility that were used to partially repay the revolving credit facility following the Yamana Transaction, a reduction of $125.0 million in senior note repayments and a $63.0 million decrease in repurchases of common shares between periods, partially offset by a $30.3 million increase in dividends paid. Cash used in financing activities was $297.2 million in 2021.

The Company issued common shares for net proceeds of $70.3 million in 2023 compared to $62.1 million in 2022, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares were $40.1 million in 2021.

On April 28, 2022, the Company received approval from the TSX to establish an NCIB. On May 2, 2023, the Company received approval from the TSX to renew its NCIB, pursuant to which the Company may purchase up to $500.0 million of its common shares subject to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase such common shares for cancellation, on the open market at its discretion, during the period starting on May 4, 2023 and ending on May 3, 2024.

During the year ended December 31, 2023, the Company repurchased 100,000 common shares for $4.8 million at an average price of $47.74 under the NCIB. During the year ended December 31, 2022, the Company repurchased 1,569,620 common shares for $69.9 million at an average price of $44.53 under the NCIB.

In 2023, the Company declared dividends of $1.60 per share and paid cash dividends of $638.6 million, compared with dividends declared of $1.60 per share and cash dividends paid of $608.3 million in 2022. In 2021, the Company declared dividends of $1.40 per share and paid cash dividends of $275.2 million. Agnico Eagle has declared a cash dividend every year since 1983. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On April 20, 2023, the Company entered into a credit agreement with a group of financial institutions that provides a $600.0 million Term Loan Facility. The Company drew the full amount of the Term Loan Facility on April 28, 2023. The Term Loan Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. On February 12, 2024, the Term Loan Facility was amended to align with the Company’s New Credit Facility.

On December 22, 2021, the Company amended its Old Credit Facility to improve pricing, increase the uncommitted accordion feature from $300.0 million to $600.0 million and extend the maturity date from June 22, 2023 to December 22, 2026. On June 30, 2023, the Company further amended the Old Credit Facility to update the benchmark rate from LIBOR to SOFR and the Canadian Overnight Repo Rate Average (“CORRA”). In 2023, the Company drew down and repaid an aggregation of $1.3 billion from the Old Credit Facility. The repayment was partially funded by a $600.0 million drawdown on the Term Loan Facility. In 2022, the Company drew down and repaid $100.0 million from the Old Credit Facility primarily to facilitate operating requirements. As at December 31, 2023, the Company’s outstanding balance under the Old Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit which were $1.1 million as of December 31, 2023, resulting in $1,198.9 million available for future drawdown.

On February 12, 2024, the Company replaced its $1.2 billion unsecured revolving credit facility with the New Credit Facility. The New Credit Facility is available in US dollars through SOFR and base rate advances, or in Canadian dollars through CORRA and prime rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%. The New Credit Facility also provides for the issuance of letters of credit, priced at the applicable rate plus a margin that varies from 0.60% to 2.00%. The lenders under the New Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the New Credit Facility. In each case, the applicable margin or standby fees vary depending on the Company’s credit rating. The Company’s subsidiaries are not required to guarantee the payment and performance of its obligations under the New Credit Facility, however the Company must provide guarantees from certain of its subsidiaries if any existing indebtedness of the Company benefits from guarantees and the Company no longer maintains an investment grade credit rating, or if the Company incurs new indebtedness for borrowed money and provides guarantees of such new indebtedness from any of its subsidiaries. The Credit Facility contains customary covenants limiting certain actions of the Company and its material subsidiaries, and customary events of default for a borrower with the Company’s credit profile. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value.

Effective September 20, 2022, the Company amended its credit agreement with a financial institution relating to an uncommitted letter of credit facility (as amended, the “First LC Facility”) to increase the amount available to C$400.0 million. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2023, the aggregate undrawn face amount of letters of credit under the First LC Facility is $300.7 million.

Effective September 16, 2021, the Company amended its uncommitted standby letter of credit facility (as amended, the “Second LC Facility”) to increase the amount available to C$200.0 million. Payment and performance of the Company’s obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. As at December 31, 2023, the aggregate undrawn face amount of letters of credit under the Second LC Facility is nil.

Effective May 25, 2023, the Company amended its uncommitted standby letter of credit facility with a financial institution (the “Third LC Facility”) to increase the amount available to C$200.0 million. Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries; however the subsidiary guarantees were released in connection with the entry into the New Credit Facility. As at December 31, 2023, the aggregate undrawn face amount of letters of credit under the Third LC Facility was $70.1 million.

In October 2021, the Company entered into a $75.0 million uncommitted standby letter of credit facility (the “Fourth LC Facility”) with a financial institution. Letters of credit issued under the Fourth LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2023, the aggregate undrawn face amount of letters of credit under the Fourth LC Facility was $70.7 million.

In January 2022, the Company entered into a C$100.0 million uncommitted standby letter of credit facility (the “Fifth LC Facility” and, together with the First LC Facility, the Second LC Facility, the Third LC Facility and the Fourth LC Facility, the “LC Facilities”) with a financial institution. Upon the acquisition of Kirkland in February 2022, the Company acquired a standby letter of credit facility with the same financial institution providing for an additional C$120.0 million uncommitted letter of credit facility for the Kirkland subsidiary. Effective September 2022, an amended and restated standby letter of facility combined these facilities and the amount available under the amended and restated facility was increased to C$320.0 million. Letters of credit issued under the Fifth LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2023, the aggregate undrawn face amount of letters of credit under the Fifth LC Facility was $216.2 million.

The obligations of the Company under each of the LC Facilities other than then Second LC Facility were guaranteed by certain of its subsidiaries. In connection with the Company’s entry into the New Credit Facility, these subsidiary guarantees were released.

In February 2022, upon the acquisition of Kirkland, the Company acquired a standby letter of guarantee facility (the “Guarantee Facility”) with a financial institution providing for a $25.0 million uncommitted letter of guarantee facility. Guarantees issued under the Guarantee Facility may be used to support the reclamation obligations or non-financial or performance obligations of certain subsidiaries of the Company. The obligations of the Company under this Guarantee Facility were guaranteed by certain of its subsidiaries; however the subsidiary guarantees were released in connection with the entry into the New Credit Facility. As at December 31, 2023, the aggregate undrawn face amount of guarantees under this facility was $12.8 million.

As at December 31, 2023, the Company has indemnity agreements with three companies for the issuance of surety bonds of which $315.7 million of such surety bonds have been issued under these agreements.

The Company was in compliance with all covenants contained in the Old Credit Facility, Term Loan Facility, the LC Facilities, the Guarantee Facility and the Notes as at December 31, 2023.

Off-Balance Sheet Arrangements

The Company’s off-balance sheet arrangements as at December 31, 2023 include outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $991.7 million under the Old Credit Facility and the LC Facilities (see Note 27 to the consolidated annual financial statements). If the Company were to terminate these off-balance sheet arrangements, the Company’s liquidity position (as outlined in the table below) is sufficient to satisfy any related penalties or obligations.

Contractual Obligations

Agnico Eagle’s contractual obligations as at December 31, 2023 are set out below:

	Total	2024	2025-2026	2027-2028	Thereafter

	(millions of United States dollars)
Reclamation provisions(i)	$1,068.6	$25.6	$116.8	$92.7	$833.5
Contractual commitments(ii)	216.0	159.1	39.1	10.8	7.0
Pension obligations(iii)	105.5	4.5	9.4	8.3	83.3
Lease obligations	168.3	47.6	40.3	24.9	55.5
Long-term debt - principal(iv)	1,850.0	100.0	890.0	195.0	665.0
Long-term debt - interest(iv)	281.0	54.9	92.6	63.1	70.4
Total(v)	$3,689.4	$391.7	$1,188.2	$394.8	$1,714.7

Notes:

(i)	Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company’s consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.
(ii)	Purchase commitments include contractual commitments for the acquisition of property, plant and mine development. In addition to the above, the Company has $290.0 million of committed subscription proceeds related to the San Nicolas project.
(iii)	Agnico Eagle provides defined benefit plans for certain current and former senior officers and certain employees. The benefits are generally based on the employee’s years of service, age and level of compensation. The data included in this table have been actuarially determined.
(iv)	The Company has assumed that repayment of its long-term debt obligations will occur on each instrument’s respective maturity date.
(v)	The Company’s future operating cash flows are expected to be sufficient to satisfy its contractual obligations.

2024 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2024 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2024:

Amount
(millions of United States dollars)
2024 Mandatory Commitments:
Contractual obligations, including capital expenditures (see table above)	$391.7
Accounts payable and accrued liabilities (as at December 31, 2023)	750.4
Total 2024 mandatory expenditure commitments	$1,142.1
2024 Discretionary Commitments:
Expected capital expenditures	$1,761.6
Expected exploration and corporate development expenses	227.0
Total 2024 discretionary expenditure commitments	1,988.6
Total 2024 mandatory and discretionary expenditure commitments	$3,130.7

As of December 31, 2023, the Company believes it had adequate capital resources available to satisfy its commitments, which include cash, cash equivalents and short-term investments of $348.8 million, working capital (excluding cash, cash equivalents and short-term investments) of $794.3 million and $1,198.9 billion of available credit under its Old Credit Facility. On February 12, 2024, the Company replaced the Old Credit Facility with the New Credit Facility (See “Liquidity and Capital Resources - Financing Activities”). In addition, the Company anticipates funding its commitments through cash provided by operating activities.

While the Company believes its capital resources will be sufficient to satisfy all 2024 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. The Company believes that it will continue to have sufficient capital resources available to satisfy its planned development and growth activities.

On April 7, 2023, Moody’s upgraded its credit rating outlook for the Company to “positive” from “stable”, while affirming the credit rating at Baa2. On June 20, 2023, Fitch Ratings affirmed its credit rating for Agnico Eagle at BBB+ with a Stable Outlook. These investment grade credit ratings reflect the Company’s strong business and credit profile, while maintaining low leverage and conservative financial policies and recognizing the benefits of the Company’s size and scale and operations in favorable mining jurisdictions.

Quarterly Results Review

For the Company’s detailed 2023 and 2022 quarterly financial and operating results see “Summarized Quarterly Data” in this MD&A.

Fourth Quarter 2023 vs. Fourth Quarter 2022

Revenues from mining operations, net of selling costs, increased by 26.9% to $1,756.6 million in the fourth quarter of 2023 compared with $1,384.7 million in the fourth quarter of 2022, primarily due to a 10.9% increase in gold sales volume and 14.7% increase in average realized price of gold between periods. The higher gold sales volume was driven by the additional contribution of the Canadian Malartic complex at 100% ownership level following the Yamana Transaction and higher sales volume at Meadowbank complex and the Macassa mine, partially offset by lower gold sales volume at the Fosterville mine and the LaRonde complex.

Production costs increased by 16.6% to $777.5 million in the fourth quarter of 2023 compared with production costs of $666.9 million in the fourth quarter of 2022, primarily due to the additional contribution of the Canadian Malartic complex at 100% ownership following the Yamana Transaction and the contribution from the Meadowbank complex and the Meliadine and Macassa mines, partially offset by the weakening of the Canadian dollar and Australian dollar relative to the US dollar between periods.

Exploration and corporate development expenses decreased by 35.1% to $46.0 million in the fourth quarter of 2023 compared with $70.9 million in the fourth quarter of 2022, primarily due to lower expenses at the Hope Bay and Amalgamated Kirkland properties and the Meadowbank complex between the two periods.

Amortization of property, plant and mine development increased by 37.0% to $391.6 million in the fourth quarter of 2023 compared with $285.7 million in the fourth quarter of 2022 primarily due to the additional contribution of amortization from the Canadian Malartic complex at 100% ownership level following the Yamana transaction and the contributions from the Meadowbank and LaRonde complexes and the Macassa, Meliadine and Fosterville mines.

Net loss of $381.0 million was recorded in the fourth quarter of 2023 after income and mining taxes expense of $56.9 million compared with net income of $194.1 million in the fourth quarter of 2022 after income and mining taxes expense of $68.8 million. The net loss in the fourth quarter of 2023 is primarily due to impairment loss of $787.0 million ($667.4 million net of tax) in the period compared to impairment loss of $55.0 million ($52.0 million net of tax) in the fourth quarter of 2022.

Cash provided by operating activities increased by 91.3% to $727.9 million in the fourth quarter of 2023 compared with $380.5 million in the fourth quarter of 2022. The increase in cash provided by operating activities is primarily due to the additional contribution of gold sales from the Canadian Malartic complex at 100% ownership level following the Yamana Transaction.

Fourth Quarter 2023 vs. Third Quarter 2023

Revenues from mining operations, net of selling costs, increased by 7.0% to $1,756.6 million in the fourth quarter of 2023 compared with $1,642.4 million in the third quarter of 2023, primarily due to a 3.7% increase in the sales volume of gold and a 2.8% higher average realized price of gold between periods. Higher gold sales volume was driven by higher sales volumes at the Detour Lake and Macassa mines and the Meadowbank complex, partially offset by lower sales volumes at the Fosterville mine and the LaRonde complex.

Production costs increased by 2.4% to $777.5 million in the fourth quarter of 2023 compared with production costs of $759.4 million in the third quarter of 2023, primarily due to higher production costs at the Canadian Malartic and Meadowbank complexes and the Detour Lake and Macassa mines, partially offset by lower production costs at the LaRonde complex and the weakening of the Canadian dollar and Australian dollar relative to the US dollar between periods.

Exploration and corporate development expenses decreased by 25.3% to $46.0 million in the fourth quarter of 2023 compared with $61.6 million in the third quarter of 2023. The decrease in exploration and corporate development expenses between periods is primarily due to lower expenditure at the Canadian Malartic complex and the Hope Bay project.

Amortization of property, plant and mine development decreased 5.6% to $391.6 million in the fourth quarter of 2023 compared with amortization of property, plant and mine development of $415.0 million in the third quarter of 2023, primarily due to the contribution of lower amortization at the Detour Lake mine, partially offset by higher amortization expenses at the Canadian Malartic and LaRonde complexes between the periods.

Net loss of $381.0 million was recorded in the fourth quarter of 2023 after income and mining taxes expense of $56.9 million compared with net income of $178.6 million in the third quarter of 2023 after income and mining taxes expense of $92.7 million. The net loss in the fourth quarter of 2023 is primarily due to impairment loss of $787.0 million ($667.4 million net of tax).

Cash provided by operating activities increased by 45.0% to $727.9 million in the fourth quarter of 2023 compared with $502.1 million in the third quarter of 2023. The increase in cash provided by operating activities is primarily due to a $114.2 million increase in revenues from mining operations and more favourable working capital movements between periods.

Outlook

The following section contains ‘‘forward-looking statements’’ and ‘‘forward-looking information’’ within the meaning of applicable securities laws. See “Note to Investors Concerning Forward-Looking Information” in this MD&A for a discussion of assumptions and risks relating to such statements.

2024 and 2025 Outlook Update

Payable gold production is forecasted to be between 3.35 to 3.55 million ounces in 2024, between 3.40 and 3.60 million ounces in 2025 and between 3.40 and 3.60 million ounces in 2026.

2023 Results Comparison to 2023 Outlook

Gold Production and Costs

Payable gold production for the full year 2023 was 3,439,654 ounces, which was at the top end of the previous guidance range of 3,240,000 and 3,440,000 ounces. Total cash costs per ounce on a by-product basis for the full year 2023 was $865, which was at the mid-point of the previous guidance range of approximately $840 to $890.

Capital Expenditures and All-In Sustaining Costs per Ounce

Total capital expenditures (including sustaining capital) for the full year 2023 were $1,600.9 million, compared to the previous guidance of approximately $1,539.0 million, which included capitalized exploration. The increase in capital expenditures compared to the previous guidance is primarily related to additional spending at the Detour Lake mine and the LaRonde, Meadowbank and Canadian Malartic complexes, which was partially offset by a decrease in capital expenditures at the Macassa and Kittila mines.

All-in sustaining costs per ounce on a by-product basis for the full year 2023 were $1,179, which was within the previous guidance range of approximately $1,140 to $1,190.

Exploration and Corporate Development Expense

Previous guidance for exploration and corporate development expense was $205.0 million. Based on positive results at Detour Lake, Meliadine and Kittila mines and the Hope Bay project, a supplemental exploration budget of $32.0 million was approved by the Board. Exploration and corporate development expense for the full year 2023 was $215.8 million, lower than the updated previous guidance of approximately $237.5 million.

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense for the full year 2023 was $1,491.8 million in 2023, which was higher than the previous guidance range of approximately $1,360.0 million to $1,410.0 million primarily due to adjustments to the purchase price allocation on on the assets acquired on the Yamana Transaction.

General and Administrative Expense

General and administrative expenses for the full year 2023 were $208.5 million, which was higher than the range in previous guidance of approximately $130.0 to $140.0 million, primarily due to non-cash re-valuation of stock-based compensation.

Operations Outlook

LaRonde Complex

In 2023, the LaRonde complex produced 306,648 ounces of gold at total cash costs per ounce of $911. In 2024, the Company expects production at the LaRonde complex to be between 285,000 and 305,000 ounces at total cash costs per ounce of approximately $931.

The LaRonde mine consists of the East and West mines. The mining at both mines extends below three kilometres from surface where the in-situ stress contributes to influence the ground conditions surrounding the excavations. Seismicity is a significant aspect of the operation and a team of rock mechanics experts has been engaged to attempt to manage the seismic related challenges. The Company’s objective remains to address the seismic risk by continuously improving mitigation measures to keep a safe work environment while maintaining reasonable production rates. These mitigation measures include non-entry protocols, dynamic ground support and, increasingly, remote operation from surface.

The mining sequence is also designed to attempt to push the stress away from the orebody to reduce the seismic risk. For the lower levels at the LaRonde mine, the transverse open stoping method, combined with a primary-secondary stope mining sequence, is almost exclusively used to address the deep and high stress conditions. In the primary-secondary stope mining sequence, primary stopes are mined out first and backfilled with pastefill, leaving secondary stopes as temporary pillars. Secondary stopes are mined once the pastefill in the primary stopes has cured. Secondary stopes are backfilled with waste rock or pastefill.

With the deepening of the mine, the Company has changed the mining sequence in the East mine attempting to reduce the stress levels on the secondary stopes, reduce seismic risk and promote sustainability of the operation in the long run. At the LaRonde mine, longitudinal and transverse longhole open stoping are the main mining methods used for the extraction of the orebody. In 2023, the LaRonde mine transitioned to “pillarless” mining and an adjusted development plan to manage seismicity within the mine, resulting in a lower mining rate when compared to the prior year. In addition, the design of the ramp in the East mine has been adjusted to be further away from the geological structures. Pillarless mining, combined with an adjusted development plan, results in a longer cycle time to extract stopes, resulting in a reduced mining rate.

Production from the 11-3 Zone at LaRonde continued in the fourth quarter of 2023 at a mining rate of approximately 950 tpd. The 11-3 Zone is expected to continue to add additional flexibility to the LaRonde mine production plan.

In 2024, the Company plans to evaluate the potential to bring new sources of ore into production, including the LZ5 deep, Ellison and Fringe zones.

The LZ5 processing facility is expected to be in care and maintenance until the second half of 2024 as the company completes an upgrade to the CIL tanks. The Company expects to restart the LZ5 mill in the second half of 2024 to process ore from LZ5 mine and the AK deposit at Macassa. An overhaul of the facility’s leach tanks is planned for the downtime period.

Canadian Malartic Complex

In 2023, the Canadian Malartic complex produced 603,955 ounces of gold at total cash costs per ounce of $824. In 2024, the Company expects production at the Canadian Malartic complex to be between 615,000 and 645,000 ounces at total cash costs per ounce of approximately $926.

Mining activities in the Canadian Malartic pit continued until the pit was mined out in the first half for 2023 as planned. Upon depletion of the Canadian Malartic pit, preparation work for in-pit tailings disposal started, which is expected to be completed in the second half of 2024. The Barnat pit remains operational and in 2024, production is expected to be sourced from the Barnat pit and the Odyssey underground mine.

In the fourth quarter of 2023, the Odyssey project continued to advance on schedule. At Odyssey South, the design mining rate of 3,500 tpd was reached in October 2023 and sustained through the fourth quarter of 2023.

Advancing the main ramp remains the development priority for the Odyssey project. Shaft sinking activities continued to ramp-up through the fourth quarter of 2024 and the Company still expects to complete excavation of the shaft in 2027.

Surface construction progressed as planned and on budget in the fourth quarter of 2023 and approximately 65% of the project surface construction was completed as at December 31, 2023. The service hoist is expected to be operational to a temporary loading station at Level 102 (1,050 metres below surface) by 2025. The paste backfill plant operated above design capacity of 4,000 tpd in the fourth quarter of 2023 and the conceptual engineering for the second phase of the paste plant has been initiated. In the second phase, which is expected to be completed in 2027, the paste backfill plant will be expanded to a capacity of approximately 20,000 tpd.

Goldex Mine

In 2023, Goldex produced 140,983 ounces of gold at cash costs per ounce of $820. In 2024, the Company expects to produce between 125,000 and 135,000 ounces of gold at the Goldex mine at cash costs per ounce of $871.

Goldex had solid operational performance throughout the year with record annual tonnes hoisted during 2023.

The Akasaba West project remains on schedule and budget with work on upgrading the Goldex mill that is used to process the Akasaba West ore completed in the fourth quarter of 2023. The first ore from the project was processed in November 2023 and achievement of commercial production is expected to occur in the first quarter of 2024.

Meliadine Mine

In 2023, the Meliadine mine produced 364,141 ounces of gold at total cash costs per ounce of $980. In 2024, the Company expects production at the Meliadine mine to be between 360,000 and 380,000 ounces at total cash costs per ounce of approximately $960.

The processing plant processed record tonnage in both fourth quarter and full year 2023. The Phase 2 mill expansion is expected to be completed in mid-2024 and the processing rate ramp-up is expected to increase throughput to 6,000 tpd by late 2024. In the fourth quarter of 2023, work on the Phase 2 mill expansion continued as mechanical piping and electrical work was ongoing at the carbon in leach building, the power plant and secondary grinding building, which is now fully enclosed.

The waterline installation is underway and expected to be completed in 2024, allowing for utilization in the summer of 2025.

The Meliadine Phase 2 expansion is progressing as planned and mill throughput is expected to increase to 6,000 tpd late in 2024 and to 6,250 tpd in 2026.

The Company previously submitted an amendment to the existing permit for the Meliadine mine to include future underground mining and associated saline water management infrastructure at the Pump, F-Zone and Discovery deposits (the “Extension Project”) and would allow for the potential extension of the mine life at Meliadine by 11 years beyond the current mine life of 2032.

In the fourth quarter of 2023, the Nunavut Impact Review Board (“NIRB”) provided a recommendation against the Meliadine Extension Project which also included a wind farm project. In December 2023, Agnico Eagle decided to withdraw the application for the amendment to the Meliadine mine’s permit for the Extension Project. Some of the components included in the Extension Project proposal, which have already been approved under the existing permit (approved in 2014), still need to be added to the Type A Water licence to support the current Meliadine mining plan. In order to avoid further delays that could be caused by the NIRB’s report and its regulatory framework, Agnico Eagle decided to submit these components to the Nunavut Water Board (NWB) separately.

Meadowbank Complex

The Meadowbank complex achieved record annual production in 2023, increasing annual mill throughput by over 400,000 tonnes. In 2023, the Meadowbank complex produced 431,666 ounces of gold at total cash costs per ounce of $1,176. In 2024, the Company expects production at the Meadowbank complex to be between 480,000 and 500,000 ounces at total cash costs per ounce of approximately $1,029.

Despite the delays related to an extended caribou migration and poor weather conditions, the open pit operation continued to deliver solid performance during the fourth quarter of 2023. Production at Amaruq continued also to benefit from positive reconciliation on tonnes and grade.

The Company has approved an extension to the Amaruq life of mine to 2028 (compared to 2026 previously), which includes additional stopes from underground, re-sequencing the IVR open pit and additional ounces from positive grade reconciliation.

Kittila Mine

In 2023, Kittila produced 234,402 ounces of gold at cash costs per ounce of $871. In 2024, the Company expects to produce between 220,000 to 240,000 ounces of gold at the Kittla mine at cash costs per ounce of $954.

At the mine, the production hoist ramp up was completed in December 2023, and 100% of ore was hoisted through the shaft.

In 2023, several environmental initiatives were implemented, including the nitrogen removal plant which improved Kittila’s environmental performance.

Detour Lake Mine

In 2023, the Detour Lake mine produced 677,446 ounces of gold at cash costs per ounce of $735. In 2024, the Company expects production at the Detour Lake mine to be between 675,000 and 705,000 ounces at total cash costs per ounce of approximately $734.

A temporary transformer failure during the third quarter of 2023 affected the operations at the mill, however the issue was resolved during the third quarter and operations were back to normal levels at the end of September. Mill performance during the fourth quarter of 2023 averaged 72,000 tonnes per day.

As a result of progress on the mill optimization projects, the Company expects to reach and sustain throughput levels of 77,000 tonnes per day (equivalent to an annualized mill throughput of 28 Mtpa), late in the second half of 2024.

During the fourth quarter of 2023, the construction of the second cell, stage four of the tailings management area was completed on schedule and on budget.

An upgrade of the 230kV main substation is planned to improve the power quality at the mine. In addition, the upgrade will improve the site readiness for future power expansion for potential projects such as the trolley assist mine haulage system. Approximately 70% of the engineering was completed and all lead items had been ordered as at December 31, 2023. The upgrades related to power quality are expected to be completed in 2024 and those related to improve site readiness for future expansions in 2025.

Macassa Mine

In 2023, the Macassa mine produced 228,535 ounces of gold at cash costs per ounce of $731. In 2024, the Company expects production at the Macassa mine to be between 265,000 and 285,000 ounces at total cash costs per ounce of approximately $856.

The Amalgamated Kirkland deposit has been added to the mining profile starting 2024 with ore forecast to be trucked and processed at the LZ5 mill circuit at the LaRonde complex starting in the second half of 2024.

The construction of the enclosure of the surface fans continued according to schedule in the fourth quarter of 2023. The overall ventilation system upgrade is currently on track for completion in the first quarter of 2024, when both fans are anticipated to reach full capacity.

The Macassa mine achieved a 171% replacement of its mining depletion in 2023 with an underground infill drilling campaign that resulted in a net mineral reserves addition totaling 115,000 ounces of gold.

Fosterville Mine

In 2023, the Fosterville mine produced 277,694 ounces of gold at cash costs per ounce of $488. In 2024, the Company expects production at the Fosterville mine to be between 200,000 and 220,000 ounces at total cash costs per ounce of approximately $698.

Production profile has been negatively affected by grade reconciliation in the remaining portions of the high grade Swan zone and the depletion of the zone is expected by late 2024. With the completion of the primary ventilation upgrade planned for late 2024, the mining rate is forecast to increase by approximately 10% in 2025 and 2026, partially offsetting the lower average grade.

The Company is currently upgrading the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. In the fourth quarter of 2023, the Company completed the priority development related to the ventilation upgrade on schedule and commenced the reaming of the first ventilation raise. The Company expects the project to be completed by early 2025.

During the fourth quarter of 2023, the Company continued to give priority to the key underground development in Robbins Hill district and the Lower Phoenix exploration drive.

In 2023, the Fosterville mine successfully replaced mining depletion through continued exploration success in the Robbins Hill and Lower Phoenix areas and improved mining parameters.

Pinos Altos Mine

In 2023, the Pinos Altos mine produced 97,642 ounces of gold at total cash costs per ounce of $1,229. In 2024, the Company expects production at the Pinos Altos mine to be between 100,000 and 105,000 ounces at total cash costs per ounce of approximately $1,268.

The Company expects that production from the Cubiro satellite deposit will start on the second half of 2024.

La India Mine

In 2023, the La India mine produced 75,904 ounces of gold at total cash costs per ounce of $1,241. In 2024, the Company expects production at the La India mine to be between 25,000 and 30,000 ounces at total cash costs per ounce of approximately $1,365.

The El Realito pit was mined out in the fourth quarter of 2023 as planned and gold production in 2024 will come from the residual leaching of the heap leach pads.

Production Summary

The Company has six cornerstone production assets (the LaRonde, Meadowbank and Canadian Malartic complexes and the Detour Lake, Macassa and Meliadine mines) each with annual production rates in 2024 expected to be in excess of 250,000 ounces of gold. In 2023, payable gold production was 3,439,654 ounces. As the Company optimizes this expanded production platform, it expects to continue to deliver on its vision and strategy. The Company expects that the main contributors to achieving the targeted levels of payable gold production, mineral reserves and mineral resources in the near term will include:

●	continued mill and mine plan optimization;
●	continued ramp-up of the Nunavut operations; and
●	continued conversion of current mineral resources to mineral reserves.

Financial Outlook

The following section contains ‘‘forward-looking statements’’ and ‘‘forward-looking information’’ within the meaning of applicable securities laws. See “Notes to Investor Concerning Forward-Looking Statements” in this MD&A for a discussion of assumptions and risks relating to such statements.

Revenue from Mining Operations and Production Costs

In 2024, the Company expects to continue to generate solid cash flow with payable production of approximately 3,350,000 to 3,550,000 ounces of gold which is comparable with 3,439,654 ounces in 2023.

The table below sets out expected payable production in 2024 and actual payable production in 2023:

	2024	2023
	Forecast	Actual
Gold (ounces)	3,350,000 - 3,550,000	3,439,654
Silver (thousands of ounces)	2,684	2,408
Zinc (tonnes)	9,117	7,702
Copper (tonnes)	5,021	2,617

In 2024, the Company expects total cash costs per ounce on a by-product basis to be between $875 and $925. At the LaRonde complex total cash costs per ounce on a by-product basis is expected to be approximately $931 compared with $911 in 2023. In calculating expectations of total cash costs per ounce on a by-product basis for the LaRonde mine, net silver, zinc and copper by-product revenue offsets production costs. Therefore, production and price assumptions for by-product metals play an important role in the LaRonde complex’s expected total cash costs per ounce on a by-product basis. The Pinos Altos mine also generates significant silver by-product revenue. An increase in by-product metal prices above forecast levels would result in improved total cash costs per ounce on a by-product basis at these mines. Total cash costs per ounce on a co-product basis are expected to be approximately $931 in 2024 at the LaRonde complex compared with $1,088 in 2023.

As production costs at the LaRonde, Canadian Malartic and Meadowbank complexes as well as the Detour Lake, Macassa, Meliadine and Goldex mines are incurred primarily in Canadian dollars, production costs at the Fosterville mine are incurred primarily in Australian dollars, production costs at the Kittila mine are incurred primarily in Euros, and a portion of the production costs at the Pinos Altos and La India mines are incurred in Mexican pesos, the US dollar/Canadian dollar, US dollar/Australian dollar, US dollar/Euro, and US dollar/Mexican peso exchange rates also affect the Company’s expectations for the total cash costs per ounce both on a by-product and co-product basis.

The table below sets out the metal price and exchange rate assumptions used in deriving the expected 2024 total cash costs per ounce on a by-product basis (forecast production for each metal is shown in the table above) as well as the actual market average closing prices for each variable for the period of January 1, 2024 through February 29, 2024:

				Actual
				Market Average
		2024		(January 1, 2024 -
		Assumptions		February 29, 2024)
Silver (per ounce)		$23.00		$22.82
Zinc (per tonne)		$2,425		$2,443
Copper (per tonne)		$8,378		$8,323
Diesel ($per litre)		$0.80		$0.72
US$/C$exchange rate (C$)		$1.34		$1.35
US$/Euro exchange rate (Euros)		€1.10		€1.09
US$/Mexican peso exchange rate (Mexican pesos)	Mex	$16.50	Mex	$17.08
US$/A$ exchange rate (A$)		$1.45		$1.52

See Risk Profile - Commodity Prices and Foreign Currencies in this MD&A for the expected impact on forecast 2024 total cash costs per ounce on a by-product basis of certain changes in commodity prices and exchange rate assumptions.

Exploration and Corporate Development Expenditures

In 2024, Agnico Eagle expects to incur exploration and corporate development expenses of to be between $220.0 million and $240.0 million compared with $215.8 million in 2023.

The Company’s objective is to build on recent exploration success and identify additional mineral resources and convert mineral resources into mineral reserves. This is part of the strategy to develop the full potential of existing operations and key projects in the Company’s pipeline.

The Company’s exploration focus remains on extending mine life at existing operations, testing near-mine opportunities and advancing its key value driver projects. Exploration priorities for 2024 include drilling the western and deep extension of the Detour Lake deposit to assist in the optimization of the open pit operations and to further advance a potential underground mining scenario, growing the underground mineral reserve and mineral resource at the Odyssey mine and continuing large exploration programs at the Hope Bay project and other operating assets.

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense is expected to be between $1,560.0 million and $1,610.0 million in 2024 compared with $1,491.8 million in 2023.

Other Expenses

General and administrative expenses are expected to be between $135.0 million and $145.0 million in 2024 compared with $208.5 million in 2023. In 2024, the Company expects additional expenses to be between $75.0 million and $90.0 million. This includes $60.0 to $65.0 million related to site maintenance costs primarily at Hope Bay and Northern Territory in Australia, $5.0 to $10.0 million related to the ore sorting project at Detour Lake and $10.0 to $15.0 million related to sustainable development activities.

Capital Expenditures

Capital expenditures, including sustaining capital, construction and development costs and capitalized exploration costs, are expected to total approximately $1,761.6 million in 2024. The Company expects to fund its 2024 capital expenditures through operating cash flow from the sale of its gold production and the associated by-product metals. Significant components of the expected 2024 capital expenditures program include the following:

●	$916 million in sustaining capital expenditures(i) relating to the Detour Lake mine ($274.8 million), Canadian Malartic complex ($135.9 million), Meadowbank complex ($94.0 million), Kittila mine ($87.2 million), LaRonde complex ($86.1 million), Meliadine mine ($70.2 million), Macassa mine ($59.4 million), Goldex mine ($52.8 million), Fosterville mine ($35.8 million), Pinos Altos mine ($19.8 million);
●	$737.0 million in development capital expenditures(i) relating to the Detour Lake mine ($201.1 million), Canadian Malartic complex ($167.5 million), Macassa mine ($97.8 million), Meliadine mine ($82.4 million), LaRonde complex ($68.2 million), Fosterville mine ($41.1 million), San Nicolás ($17.0 million), Pinos Altos mine ($15.4 million), Goldex mine ($7.7 million), Kittila mine ($2.9 million), other projects ($35.9 million);
●	$108.6 million in capitalized exploration expenditures.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets using the Company’s securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico Eagle may be required to issue debt or securities to satisfy cash payment requirements.

All-in Sustaining Costs per Ounce of Gold Produced

The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues.

Agnico Eagle’s all-in sustaining costs per ounce of gold produced on a by-product basis are expected to be approximately $1,200 to $1,250 in 2024 compared with $1,179 in 2023.

(i) Sustaining capital expenditure and development capital expenditures are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to total capital expenditures and a discussion of the composition and usefulness of these non-GAAP measures, see “Non-GAAP Financial Performance Measures” below.

Risk Profile

The Company is subject to significant risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. The risks described below are not the only ones facing the Company. The risk factors below may include details of how the Company seeks to mitigate these risks where possible. For a more comprehensive discussion of these inherent risks, see “Risk Factors” in our most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities.

Financial Instruments

The Company’s principal financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and derivative financial instruments. The Company uses these financial instruments to manage its cash flows which are used to support ongoing operations and future growth.

The Company’s principal financial assets are comprised of cash and cash equivalents, trade receivables, equity securities and derivative financial instruments, including share purchase warrants. Cash and cash equivalents and trade receivables are generated by the Company’s operations. Equity securities and share purchase warrants are generally strategic investments made in other mining companies.

Using financial instruments exposes the Company to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, commodity price risk and foreign currency risk, as discussed below).

Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with what the Company believes to be high quality counterparties such as major banks and limiting concentration risk.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company attempts to mitigate liquidity risk primarily by monitoring its debt rating and the maturity dates of existing debt and other payables.

Market risk is the risk that changes in market factors, such as interest rates, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle’s financial instruments.

The following table sets out a summary of the Company’s financial instruments(i) as at December 31, 2023:

Financial Instrument	Carrying Value	Associated Risks
Cash and cash equivalents	338,648	Credit, Market
Short-term investments	10,199	Credit, Market
Trade receivables	8,148	Credit, Market
Loans receivable	10,108	Credit, Market
Equity securities	323,711	Liquidity, Market
Share purchase warrants	21,546	Liquidity, Market
Fair value of derivative financial instruments	50,786	Credit, Market
Accounts payable and accrued liabilities	(750,380)	Liquidity, Market
Fair value of derivative financial instruments	(7,222)	Market
Long-term debt	(1,843,086)	Liquidity, Market
Lease obligations	(161,548)	Liquidity, Market

Note:

(i)	See Note 6 and Note 20 in the consolidated annual financial statements for details on the Company’s financial instruments, fair value measurements and financial risk management.

Interest Rates

The Company’s current exposure to market risk for changes in interest rates relates primarily to drawdowns on its credit facilities, Term Loan Facility and its investment portfolio. Drawdowns on the credit facilities are used primarily to fund a portion of the capital expenditures related to the Company’s development projects and working capital requirements. As at December 31, 2023, there were no amounts outstanding on the Company’s Old Credit Facility. Drawdowns on the Term Loan Facility were used to fund the Yamana Transaction. As at December 31, 2023, the Company had fully drawn down its $600.0 million Term Loan Facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company’s interest income fluctuates with short-term market conditions. As at December 31, 2023, short-term investments were $10.2 million.

Amounts drawn under the credit facilities and Term Loan Facility are subject to floating interest rates based on SOFR and CORRA benchmark rates. In the past, the Company has entered into derivative instruments to hedge against unfavourable changes in interest rates. The Company monitors its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates.

Commodity Prices and Foreign Currencies

Agnico Eagle’s net income is sensitive to metal prices and the US dollar/Canadian dollar, US dollar/Australian dollar, US dollar/Euro and US dollar/Mexican peso exchange rates.

Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of other metals may be attributed to factors such as demand and global mine production levels. Changes in the market price of diesel may be attributed to factors such as supply and demand. Changes in exchange rates may be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2023, the ranges of metal prices, diesel prices and exchange rates were as follows:

●	Gold: $1,811 - $2,078 per ounce, averaging $1,941 per ounce;
●	Silver: $20.09 – $26.07 per ounce, averaging $23.35 per ounce;
●	Zinc: $2,222 – $3,509 per tonne, averaging $2,650 per tonne;
●	Copper: $7,790 – $9,436 per tonne, averaging $8,487 per tonne;
●	Diesel: $0.57 – $0.95 per litre, averaging $0.74 per litre;
●	US dollar/Canadian dollar: C$1.31– C$1.39 per $1.00, averaging C$1.35 per $1.00;
●	US dollar/Australian dollar: A$1.40 – A$1.59 per $1.00, averaging A$1.51 per $1.00.
●	US dollar/Euro: €0.89 – €0.96 per $1.00, averaging €0.92 per $1.00; and
●	US dollar/Mexican peso: 16.69 – 19.49 Mexican pesos per $1.00, averaging 17.75 Mexican pesos per $1.00

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no forward gold sales. However, the Risk Management Policies and Procedures does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and by-product metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum by-product metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance realized by-product metal prices. The Company’s policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Australian dollars, Euros, or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under its Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation into US dollars of assets and liabilities denominated in other currencies), as it does not give rise to cash exposure. The Company’s foreign currency derivative financial instrument strategy includes the use of purchased puts, written calls, collars and forwards that are not held for speculative purposes. As at December 31, 2023, there were foreign exchange derivatives outstanding related to $3,324.7 million of 2024 and 2025 expenditures. During the year ended December 31, 2023 the Company recognized a gain of $80.3 million on foreign exchange derivatives in the (gain) loss on derivative financial instruments line item of the consolidated statements of income.

Cost Inputs

The Company considers, and may enter into, risk management strategies to mitigate price risk on certain consumables, including diesel fuel. These strategies may include longer term purchasing contracts and financial and derivative instruments. As at December 31, 2023, there were derivative financial instruments outstanding relating to 15.0 million gallons of heating oil. During the year ended December 31, 2023 the Company recognized a loss of $0.9 million on heating oil derivatives in the (gain) loss on derivative financial instruments line item of the consolidated statements of income.

Operational Risk

The Detour Lake mine, Canadian Malartic complex and Meadowbank complex were the Company’s most significant contributors in 2023 to the Company’s payable production of gold at 19.7%, 17.6% and 12.5%, respectively, and are expected to account for a significant portion of the Company’s payable production of gold in the future.

Mining is a complex and unpredictable business and, therefore, actual payable production of gold ounces may differ from expectations. Adverse conditions affecting mining or milling may have a material adverse impact on the Company’s financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

Regulatory Risk

The Company’s mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, tailings management, toxic substances, environmental protection, greenhouse gases, mine safety, reporting of payments to governments and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties or more stringent implementation or interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of compliance or infraction notices, has occurred at some of the Company’s mines and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Controls Evaluation

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (‘‘ICFR’’) and disclosure controls and procedures (‘‘DC&P’’).

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.

There have been no material changes in our internal controls during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company’s management, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR and DC&P as at December 31, 2023. Based on this evaluation, management concluded that the Company’s ICFR and DC&P were effective as at December 31, 2023.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 15, 2024 were exercised:

Common shares outstanding	498,940,643
Employee stock options	5,493,987
Common shares held in a trust in connection with the Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan	692,738
Total	505,127,368

Critical IFRS Accounting Policies and Accounting Estimates

The Company’s consolidated annual financial statements are prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board. Agnico Eagle’s material accounting policies including a summary of current and future changes in accounting policies are disclosed in Note 3 in the consolidated annual financial statements.

The preparation of the consolidated annual financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates have a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates on an ongoing basis using the most current information available, actual results may differ from these estimates. The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2023 are disclosed in Note 4 to the consolidated annual financial statements.

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee which has reviewed the Company’s disclosure included or incorporated by reference in this MD&A.

Mineral Reserve Data

The scientific and technical information contained in this MD&A other than regarding mineral reserves and mineral resources, relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice President & Chief Operating Officer – Ontario, Australia & Mexico; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice President, Exploration, each of whom is a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic complex) has been approved by Dyane Duquette, P.Geo., Vice President, Mineral Resources Management; relating to mineral reserves and mineral resources at the Canadian Malartic complex, has been approved by Patrick Fiset, Eng., Technical Services Manager at Canadian Malartic Corporation (for engineering open-pit), Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering underground) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a “Qualified Person” for the purposes of NI 43-101.

The assumptions used for the mineral reserve estimates at all mines and advanced projects held by Agnico Eagle on December 31, 2023 (except the Detour Lake mine, Hope Bay project, Hammond Reef project, Upper Beaver project and San Nicolas project) are $1,400 per ounce gold, $18.00 per ounce silver, $1.00 per pound zinc and $3.50 per pound copper as at December 31, 2023. Mineral reserve estimates at the Detour Lake mine assumed $1,300 per ounce of gold. Mineral reserve estimates at the Hope Bay project and Hammond Reef project assumed $1,350 per ounce gold. Mineral reserves estimates at the Upper Beaver project assumed $1,200 per ounce of gold and $2.75 per pound of copper. Mineral reserve estimates at the San Nicolas project assumed US$1,300 per ounce of gold, US$20.00 per ounce of silver, US$3.00 per pound of copper and US$1.10 per pound of zinc. Foreign exchange rates assumptions of C$1.30 per US$1.00, A$1.36 per US$1.00, €0.90 per US$1.00, and 18.00 Mexican pesos per US$1.00 were used for all mines and projects, except for CAD$1.25 per US$1.00 used for Upper Beaver, Upper Canada, the Holt complex and Detour Zone 58N; US$1.00 per EUR $1.15 used for Barsele.

The following table sets out the proven and probable mineral reserves for properties held by Agnico Eagle as of December 31, 2023:

		Gold Grade	Contained
		(Grams per	Gold
Proven and Probable Mineral Reserves by Property(i)(ii)	Tonnes	Tonne)	(Ounces)(iii)
	(thousands)		(thousands)
Proven Mineral Reserves
LaRonde mine	2,342	4.98	375
LaRonde Zone 5 mine	4,450	2.11	301
Canadian Malartic complex	45,491	0.58	853
Goldex mine	797	2.60	66
Akasaba West project	203	0.84	5
Detour Lake mine	118,703	0.85	3,230
Macassa mine	249	16.10	129
Meadowbank complex	3,059	1.65	162
Meliadine mine	1,780	7.08	405
Hope Bay project	93	6.77	20
Fosterville mine	679	12.52	273
Kittila mine	984	4.11	130
Pinos Altos mine	2,410	2.13	165
San Nicolás project (50%)	23,858	0.41	314
Total Proven Mineral Reserves	205,096	0.98	6,430
Probable Mineral Reserves
LaRonde mine	8,568	6.79	1,870
LaRonde Zone 5 mine	4,523	2.30	334
Canadian Malartic complex	96,760	2.27	7,065
Goldex mine	16,873	1.54	834
Akasaba West project	4,823	0.89	138
Detour Lake mine	700,346	0.74	16,698
Macassa mine	4,818	12.96	2,007
Upper Beaver project	7,992	5.43	1,395
Hammond Reef project	123,473	0.84	3,323
Meadowbank complex	12,298	4.23	1,674
Meliadine mine	16,478	5.78	3,062
Hope Bay project	16,123	6.51	3,377
Fosterville mine	7,897	5.55	1,409
Kittila mine	25,943	4.14	3,454
Pinos Altos mine	6,514	1.82	381
San Nicolás project (50%)	28,761	0.39	358
Total Probable Mineral Reserves	1,082,188	1.36	47,380
Total Proven and Probable Mineral Reserves	1,287,284	1.30	53,811

Notes:

(i)	Amounts presented in this table have been rounded to the nearest thousand and therefore totals may differ slightly from the addition of the numbers.
(ii)	Complete information on the verification procedures, quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definitions of certain terms used herein may be found in: the AIF under the heading ‘‘Information on Mineral Reserves and Mineral Resources of the Company’’; the Technical Report on the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq satellite deposit, Nunavut, Canada as at December 31, 2017 filed with Canadian securities regulatory authorities on SEDAR on February 14, 2018; the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015 filed with Canadian securities regulatory authorities on SEDAR on March 12, 2015; the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic property with an effective date of December 31, 2020 filed with the Canadian securities regulatory authorities on SEDAR on March 25, 2021; the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Detour Lake Operation as at July 26, 2021 filed with Canadian securities regulatory authorities on October 15, 2021, with an amended and restated date of October 19, 2021; and the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 filed on April 1, 2019.

(iii)	Total contained gold ounces does not include equivalent gold ounces for the by-product metals contained in the mineral reserves.

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, adjusted net income per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), operating margin, sustaining capital expenditures and development capital expenditures, that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income takes the net income as recorded in the consolidated statements of income and adjusts for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation charges, severance and transaction costs related to acquisitions, integration costs, purchase price allocations to inventory, revaluation gain, self-insurance losses, gains on the sale of non-strategic exploration properties, gains and losses on disposal of assets, multi-year health care donations, income and mining taxes adjustments as well as other items (which include payments that relate to prior years and disposals of supplies inventory at non-operating sites). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding at the end of the period on a basic and diluted basis.

The Company believes that adjusted net income and adjusted net income per share are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. These generally accepted industry measures are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

The following table sets out the calculation of adjusted net income and adjusted net income per share for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

	2023	2022	2021

	(thousands of United States dollars)
Net income for the year(i) - basic	$1,941,307	$670,249	$561,945
Dilutive impact of cash settling LTIP	(4,736)	—	—
Net income for the year(i) - diluted	1,936,571	670,249	561,945
Foreign currency translation (gain) loss	(328)	(16,081)	5,672
(Gain) loss on derivative financial instruments	(68,432)	90,692	11,103
Impairment loss	787,000	55,000	—
Environmental remediation	2,712	10,417	576
Severance and transaction costs related to acquisitions	21,503	95,035	12,943
Integration costs	—	956	—
Purchase price allocation to inventory(ii)	26,477	158,510	—
Revaluation gain on Yamana Transaction	(1,543,414)	—	—
Penna self-insurance for Meadowbank fire	—	6,500	—
Gain on sale of non-strategic exploration properties	—	—	(10,000)
Net loss on disposal of property, plant and equipment	26,759	8,754	9,451
Multi-year health care donation	—	—	7,952
Other(iii)	3,262	3,258	—
Income and mining taxes adjustments(iv)	(100,910)	(79,737)	8,368
Adjusted net income for the year - basic	$1,095,936	$1,003,553	$608,010
Adjusted net income for the year - diluted	$1,091,200	$1,003,553	$608,010
Net income per share - basic	$3.97	$1.53	$2.31
Net income per share - diluted	$3.95	$1.53	$2.30
Adjusted net income per share - basic	$2.24	$2.29	$2.49
Adjusted net income per share - diluted	$2.23	$2.28	$2.48

Notes:

(i)	Net income for the year ended December 31, 2021 has been restated to reflect the retrospective application of IAS 16.
(ii)	As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value increase to the carrying value of inventories acquired. The revalued inventory sold during the year ended December 31, 2023 resulted in additional production costs of approximately $26.5 million ($15.9 million after tax). The revalued inventory sold during the year ended December 31, 2022 resulted in additional production costs of $158.5 million ($109.8 million after tax). These non-cash fair value adjustments which increased the cost of inventory sold during the period and are not representative of ongoing operations, were normalized from net income per share.
(iii)	Other adjustments are comprised of payments that relate to prior years, disposals of supplies inventory at non-operating sites and other unusual items that management considers are not reflective of the Company’s underlying performance in the period.
(iv)	Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of changes in tax laws and adjustments to prior period tax filings.

EBITDA and Adjusted EBITDA

EBITDA is calculated by adjusting the net income as recorded in the consolidated statements of income for finance costs, income and mining tax expense and amortization of property, plant and mine development line items as reported in the consolidated statements of income. Adjusted EBITDA removes the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, integration costs, purchase price allocations to inventory, revaluation gain, self-insurance losses, gains on the sale of non-strategic exploration properties, gains and losses on disposal of assets, multi-year health care donations as well as other items (which includes payments that relate to prior years and disposals of supplies inventory at non-operating sites).

The Company believes that EBITDA and Adjusted EBITDA are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. These generally accepted industry measures are intended to provide investors with information about the Company’s continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is helpful to investors so they can, understand and monitor for the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS.

The following table sets out the calculation of EBITDA and Adjusted EBITDA for the year ended December 31, 2023, December 31, 2022 and December 31, 2021.

	Year Ended December 31,
(thousands of United States dollars)	2023	2022	2021(i)
Net income for the period	$1,941,307	$670,249	$561,945
Finance costs	130,087	82,935	92,042
Income and mining tax expense	417,762	445,174	370,778
Amortization of property, plant and mine development	1,491,771	1,094,691	738,129
EBITDA	3,980,927	2,293,049	1,762,894
Foreign currency translation (gain) loss	(328)	(16,081)	5,672
(Gain) loss on derivative financial instruments	(68,432)	90,692	11,103
Impairment loss	787,000	55,000	—
Environmental remediation	2,712	10,417	576
Severance and transaction costs related to acquisitions	21,503	95,035	12,943
Integration costs	—	956	—
Purchase price allocation to inventory(ii)	26,477	158,510	—
Revaluation gain on Yamana Transaction	(1,543,414)	—	—
Penna self-insurance for Meadowbank fire	—	6,500	—
Gain on sale of non-strategic exploration properties	—	—	(10,000)
Net loss on disposal of property. plant and equipment	26,759	8,754	9,451
Multi-year health care donation	—	—	7,952
Other(iii)	3,262	3,258	—
Adjusted EBITDA	$3,236,466	$2,706,090	$1,800,591

Notes:

(i)	Net income for the year ended December 31, 2021 has been restated to reflect the retrospective application of IAS 16.
(ii)	As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value increase to the carrying value of inventories acquired. The revalued inventory sold during the year ended December 31, 2023 resulted in additional production costs of approximately $26.5 million ($15.9 million after tax). The revalued inventory sold during the year ended December 31, 2022 resulted in additional production costs of $158.5 million ($109.8 million after tax). These non-cash fair value adjustments which increased the cost of inventory sold during the period and are not representative of ongoing operations, were normalized from net income per share.

(iii)	Other adjustments are comprised of payments that relate to prior years, disposals of supplies inventory at non-operating sites and other unusual items that management considers are not reflective of the Company’s underlying performance in the period.

Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the consolidated statements of cash flows. Free cash flow before changes in non-cash components of working capital is calculated by excluding the effect of changes in non-cash components of working capital from free cash flow such as trade receivables, income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.

The Company believes that free cash flow and free cash flow before changes in non-cash components of working capital are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. These generally accepted industry measures also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS to, and believes it is helpful to investors so they can, understand and monitor the cash generating capability of the Company.

The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

(thousands of United States dollars)	2023	2022	2021

Cash provided by operating activities	$2,601,562	$2,096,636	$1,345,308
Additions to property, plant and mine development	(1,654,129)	(1,538,237)	(896,998)
Free cash flow	947,433	558,399	448,310
Changes in trade receivables	$(7,458)	$(12,110)	$1,678
Changes in income taxes	(103,850)	35,010	62,424
Changes in inventory	169,168	46,236	185,090
Changes in other current assets	88,389	10,756	31,354
Changes in accounts payable and accrued liabilities	(2,778)	(59,460)	75
Changes in interest payable	2,925	(1,200)	583
Free cash flow before changes in non-cash components of working capital	$1,093,829	$577,631	$729,514

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

Total cash costs per ounce of gold produced (also referred to as “total cash costs per ounce”) is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of (loss) income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company’s operations, the calculations of total cash costs per ounce for the Detour Lake, Macassa and Fosterville mines have been adjusted for this purchase price allocation in the comparative period data and for the Canadian Malartic complex in year ended December 31, 2023. Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total cash costs per ounce of gold produced is intended to provide investors information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this MD&A, unless otherwise indicated, total cash costs per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of (loss) income for inventory production costs, operational care and maintenance costs due to COVID-19 and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by–product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

	Year Ended	Year Ended	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
(thousands of United States dollars)
LaRonde mine	$218,020	$213,393	$232,392
LaRonde Zone 5 mine	81,624	72,096	56,380
LaRonde complex	299,644	285,489	288,772
Canadian Malartic complex(i)	465,814	235,735	242,589
Goldex mine	112,022	103,830	96,181
Meliadine mine	343,650	318,141	250,822
Meadowbank complex	524,008	442,681	408,863
Hope Bay project	—	—	83,118
Kittila mine	205,857	210,661	192,742
Detour Lake mine(vii)	453,498	489,703	—
Macassa mine(vii)	155,046	129,774	—
Fosterville mine(vii)	131,298	204,649	—
Pinos Altos mine	145,936	144,489	141,488
Creston Mascota mine	—	1,943	8,165
La India mine	96,490	76,226	60,381
Production costs per the consolidated statements of income	$2,933,263	$2,643,321	$1,773,121

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		235,991		284,780		308,946
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$218,020	$924	$213,393	$749	$232,392	$752
Inventory adjustments(ii)	13,448	57	6,569	23	(19,807)	(64)
Realized gains and losses on hedges of production costs	2,966	13	6,879	24	(9,923)	(32)
Other adjustments(viii)	17,478	73	15,331	54	18,905	61
Total cash costs (co-product basis)	$251,912	$1,067	$242,172	$850	$221,567	$717
By-product metal revenues	(53,694)	(227)	(64,654)	(227)	(74,499)	(241)
Total cash costs (by-product basis)	$198,218	$840	$177,518	$623	$147,068	$476

LaRonde Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2023				December 31, 2022				December 31, 2021
Tonnes of ore milled (thousands of tonnes)				1,501				1,670				1,837
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$218,020		$145		$213,393		$128		$232,392		$127
Production costs (C$)	C$	293,627	C$	196	C$	278,014	C$	166	C$	291,681	C$	159
Inventory adjustments (C$)(iii)		20,501		14		5,360		3		(21,969)		(12)
Other adjustments (C$)(viii)		(12,990)		(9)		(12,208)		(7)		(11,921)		(7)
Minesite costs (C$)	C$	301,138	C$	201	C$	271,166	C$	162	C$	257,791	C$	140

LaRonde Zone 5 Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		70,657		71,557		70,788
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$81,624	$1,155	$72,096	$1,008	$56,380	$796
Inventory adjustments(ii)	(3,494)	(49)	(503)	(7)	2,009	28
Realized gains and losses on hedges of production costs	988	14	1,602	22	(2,346)	(32)
Other adjustments(viii)	2,705	38	136	2	171	2
Total cash costs (co-product basis)	$81,823	$1,158	$73,331	$1,025	$56,214	$794
By-product metal revenues	(711)	(10)	(259)	(4)	(288)	(4)
Total cash costs (by-product basis)	$81,112	$1,148	$73,072	$1,021	$55,926	$790

LaRonde Zone 5 Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2023				December 31, 2022				December 31, 2021
Tonnes of ore milled (thousands of tonnes)				1,157				1,146				1,124
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$81,624		$71		$72,096		$63		$56,380		$50
Production costs (C$)	C$	109,991	C$	95	C$	93,655	C$	82	C$	70,770	C$	63
Inventory adjustments (C$)(iii)		(4,717)		(4)		(289)		(1)		2,447		2
Minesite costs (C$)	C$	105,274	C$	91	C$	93,366	C$	81	C$	73,217	C$	65

LaRonde complex	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		306,648		356,337		379,734
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$299,644	$977	$285,489	$801	$288,772	$760
Inventory adjustments(ii)	9,954	32	6,066	17	(17,798)	(47)
Realized gains and losses on hedges of production costs	3,954	13	8,481	24	(12,269)	(32)
Other adjustments(viii)	20,183	66	15,467	43	19,076	51
Total cash costs (co-product basis)	$333,735	$1,088	$315,503	$885	$277,781	$732
By-product metal revenues	(54,405)	(177)	(64,913)	(182)	(74,787)	(197)
Total cash costs (by-product basis)	$279,330	$911	$250,590	$703	$202,994	$535

LaRonde complex	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2023				December 31, 2022				December 31, 2021
Tonnes of ore milled (thousands of tonnes)				2,658				2,816				2,961
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$299,644		$113		$285,489		$101		$288,772		$98
Production costs (C$)	C$	403,618	C$	152	C$	371,669	C$	132	C$	362,451	C$	122
Inventory adjustments (C$)(iii)		15,784		6		5,071		1		(19,522)		(6)
Other adjustments (C$)(viii)		(12,990)		(5)		(12,208)		(4)		(11,921)		(4)
Minesite costs (C$)	C$	406,412	C$	153	C$	364,532	C$	129	C$	331,008	C$	112

Canadian Malartic complex	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(i)	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		603,955		329,396		357,392
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$465,814	$771	$235,735	$716	$242,589	$679
Inventory adjustments(ii)	4,738	8	(1,867)	(6)	1,213	3
Realized gains and losses on hedges of production costs	—	—	—	—	(78)	—
Purchase price allocation to inventory(vi)	(26,447)	(44)	—	—	—	—
In-kind royalties and other adjustments(viii)	60,149	100	30,568	93	557	2
Total cash costs (co-product basis)	$504,254	$835	$264,436	$803	$244,281	$684
By-product metal revenues	(6,732)	(11)	(5,087)	(16)	(7,233)	(21)
Total cash costs (by-product basis)	$497,522	$824	$259,349	$787	$237,048	$663

Canadian Malartic complex	Year Ended				Year Ended				Year Ended
Per Tonne(i)	December 31, 2023				December 31, 2022				December 31, 2021
Tonnes of ore milled (thousands of tonnes)				17,333				9,770				11,130
	(thousands)		($ per tonne)		(thousands)		($per tonne)		(thousands)		($ per tonne)
Production costs		$465,814		$27		$235,735		$24		$242,589		$22
Production costs (C$)	C$	627,946	C$	36	C$	302,734	C$	31	C$	307,005	C$	28
Inventory adjustments (C$)(iii)		6,919		—		902		—		2,042		—
Purchase price allocation to inventory(C$)(vi)		(34,555)		(2)		—		—		—		—
In-kind royalties and other adjustments (C$)(viii)		79,962		5		35,981		4		—		—
Minesite costs (C$)	C$	680,272	C$	39	C$	339,617	C$	35	C$	309,047	C$	28

Goldex Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		140,983		141,502		134,053
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$112,022	$795	$103,830	$734	$96,181	$717
Inventory adjustments(ii)	1,650	11	1,227	9	(264)	(2)
Realized gains and losses on hedges of production costs	1,944	14	3,048	21	(4,407)	(33)
Other adjustments(viii)	336	2	199	1	206	2
Total cash costs (co-product basis)	$115,952	$822	$108,304	$765	$91,716	$684
By-product metal revenues	(378)	(2)	(48)	—	(42)	—
Total cash costs (by-product basis)	$115,574	$820	$108,256	$765	$91,674	$684

Goldex Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2023				December 31, 2022				December 31, 2021
Tonnes of ore milled (thousands of tonnes)				2,887				2,940				2,874
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$112,022		$39		$103,830		$35		$96,181		$33
Production costs (C$)	C$	151,185	C$	52	C$	135,084	C$	46	C$	120,667	C$	42
Inventory adjustments (C$)(iii)		2,189		1		1,818		1		(374)		—
Minesite costs (C$)	C$	153,374	C$	53	C$	136,902	C$	47	C$	120,293	C$	42

Meliadine Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ix)	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		364,141		372,874		367,630
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$343,650	$944	$318,141	$853	$250,822	$682
Inventory adjustments(ii)	11,898	33	653	2	9,686	26
Realized gains and losses on hedges of production costs	1,682	4	3,500	9	(12,674)	(34)
IAS 16 amendments(v)	—	—	—	—	(14,059)	(38)
Other adjustments(viii)	128	—	313	1	252	1
Total cash costs (co-product basis)	$357,358	$981	$322,607	$865	$234,027	$637
By-product metal revenues	(630)	(1)	(753)	(2)	(808)	(3)
Total cash costs (by-product basis)	$356,728	$980	$321,854	$863	$233,219	$634

Meliadine Mine	Year Ended				Year Ended				Year Ended
Per Tonne(x)	December 31, 2023				December 31, 2022				December 31, 2021
Tonnes of ore milled (thousands of tonnes)				1,918				1,757				1,501
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$343,650		$179		$318,141		$181		$250,822		$167
Production costs (C$)	C$	462,052	C$	241	C$	407,871	C$	232	C$	315,720	C$	210
Inventory adjustments (C$)(iii)		16,188		8		2,510		2		11,784		7
IAS 16 amendments (C$)(v)		—		—		—		—		(17,706)		(11)
Minesite costs (C$)	C$	478,240	C$	249	C$	410,381	C$	234	C$	309,798	C$	206

Meadowbank complex	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(xi)	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		431,666		373,785		322,852
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$524,008	$1,214	$442,681	$1,184	$408,863	$1,266
Inventory adjustments(ii)	(12,021)	(28)	14,807	40	(548)	(2)
Realized gains and losses on hedges of production costs	(1,205)	(3)	(1,691)	(4)	(14,256)	(44)
Operational care and maintenance due to COVID-19(iv)	—	—	(1,436)	(4)	(2,612)	(8)
IAS 16 amendments(v)	—	—	—	—	(2,374)	(7)
Other adjustments(viii)	(19)	—	34	—	1,117	4
Total cash costs (co-product basis)	$510,763	$1,183	$454,395	$1,216	$390,190	$1,209
By-product metal revenues	(2,958)	(7)	(2,127)	(6)	(2,414)	(8)
Total cash costs (by-product basis)	$507,805	$1,176	$452,268	$1,210	$387,776	$1,201

Meadowbank complex	Year Ended				Year Ended				Year Ended
Per Tonne(xii)	December 31, 2023				December 31, 2022				December 31, 2021
Tonnes of ore milled (thousands of tonnes)				3,843				3,739				3,556
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$524,008		$136		$442,681		$118		$408,863		$115
Production costs (C$)	C$	702,879	C$	183	C$	574,895	C$	154	C$	515,800	C$	145
Inventory adjustments (C$)(iii)		(15,934)		(4)		12,203		3		(982)		—
Operational care and maintenance due to COVID-19 (C$)(iv)		—		—		(1,793)		—		(3,326)		(1)
IAS 16 amendments (C$)(v)		—		—		—		—		(2,995)		(1)
Minesite costs (C$)	C$	686,945	C$	179	C$	585,305	C$	157	C$	508,497	C$	143

Hope Bay Project	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		—		—		56,229
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Production costs	$—	$—	$—	$—	$83,118	$1,478
Inventory adjustments(ii)	—	—	—	—	(13,713)	(244)
Operational care and maintenance due to COVID-19(iv)	—	—	—	—	(9,964)	(177)
Other adjustments(viii)	—	—	—	—	374	7
Total cash costs (co-product basis)	$—	$—	$—	$—	$59,815	$1,064
By-product metal revenues	—	—	—	—	(46)	(1)
Total cash costs (by-product basis)	$—	$—	$—	$—	$59,769	$1,063

Hope Bay Project	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2023				December 31, 2022				December 31, 2021
Tonnes of ore milled (thousands of tonnes)				—				—				228
	(thousands)			($ per tonne)	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$—		$—		$—		$—		$83,118		$365
Production costs (C$)	C$	—	C$	—	C$	—	C$	—	C$	104,291	C$	457
Inventory adjustments (C$)(iii)		—		—		—		—		(17,801)		(78)
Operational care and maintenance due to COVID-19 (C$)(iv)		—		—		—		—		(12,304)		(53)
Minesite costs (C$)	C$	—	C$	—	C$	—	C$	—	C$	74,186	C$	326

Kittila Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		234,402		216,947		239,240
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$205,857	$878	$210,661	$971	$192,742	$806
Inventory adjustments(ii)	2,958	13	(5,349)	(25)	5,908	25
Realized gains and losses on hedges of production costs	(2,999)	(13)	7,329	34	577	2
Other adjustments(viii)	(1,338)	(6)	274	1	705	3
Total cash costs (co-product basis)	$204,478	$872	$212,915	$981	$199,932	$836
By-product metal revenues	(358)	(1)	(295)	(1)	(249)	(1)
Total cash costs (by-product basis)	$204,120	$871	$212,620	$980	$199,683	$835

Kittila Mine	Year Ended		Year Ended		Year Ended
Per Tonne	December 31, 2023		December 31, 2022		December 31, 2021
Tonnes of ore milled (thousands of tonnes)		1,954		1,925		2,052
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$205,857	$105	$210,661	$109	$192,742	$94
Production costs (€)	€191,023	€98	€198,484	€103	€163,165	€80
Inventory adjustments (€)(iii)	2,112	1	(3,853)	(2)	5,330	2
Minesite costs (€)	€193,135	€99	€194,631	€101	€168,495	€82

Detour Lake Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022(vii)		December 31, 2021
Gold production (ounces)		677,446		651,182		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$453,498	$669	$489,703	$752	$—	$—
Inventory adjustments(ii)	8,232	12	(8,195)	(13)	—	—
Realized gains and losses on hedges of production costs	4,867	8	—	—	—	—
Purchase price allocation to inventory(vi)	—	—	(74,509)	(113)	—	—
In-kind royalties and other adjustments(viii)	33,149	49	24,483	37	—	—
Total cash costs (co-product basis)	$499,746	$738	$431,482	$663	$—	$—
By-product metal revenues	(2,073)	(3)	(3,712)	(6)	—	—
Total cash costs (by-product basis)	$497,673	$735	$427,770	$657	$—	$—

Detour Lake Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2023				December 31, 2022(vii)				December 31, 2021
Tonnes of ore milled (thousands of tonnes)				25,435				22,782				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$453,498		$18		$489,703		$21		$—		$—
Production costs (C$)	C$	611,244	C$	24	C$	637,567	C$	28	C$	—	C$	—
Inventory adjustments (C$)(iii)		11,038		—		(8,782)		—		—		—
Purchase price allocation to inventory (C$)(vi)		—		—		(95,791)		(4)		—		—
In-kind royalties and other adjustments (C$)(viii)		39,323		2		31,917		1		—		—
Minesite costs (C$)	C$	661,605	C$	26	C$	564,911	C$	25	C$	—	C$	—

Macassa Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022(vii)		December 31, 2021
Gold production (ounces)		228,535		180,833		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$155,046	$678	$129,774	$718	$—	$—
Inventory adjustments(ii)	1,382	6	38	—	—	—
Realized gains and losses on hedges of production costs	3,127	14	—	—	—	—
Purchase price allocation to inventory(vi)	—	—	(10,326)	(57)	—	—
In-kind royalties and other adjustments(viii)	8,041	35	4,237	23	—	—
Total cash costs (co-product basis)	$167,596	$733	$123,723	$684	$—	$—
By-product metal revenues	(649)	(2)	(298)	(1)	—	—
Total cash costs (by-product basis)	$166,947	$731	$123,425	$683	$—	$—

Macassa Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2023				December 31, 2022(vii)				December 31, 2021
Tonnes of ore milled (thousands of tonnes)				442				280				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$155,046		$351		$129,774		$463		$—		$—
Production costs (C$)	C$	209,928	C$	475	C$	168,400	C$	602	C$	—	C$	—
Inventory adjustments (C$)(iii)		1,836		4		533		2		—		—
Purchase price allocation to inventory (C$)(vi)		—		—		(13,248)		(47)		—		—
In-kind royalties and other adjustments (C$)(viii)		10,517		24		5,538		20		—		—
Minesite costs (C$)	C$	222,281	C$	503	C$	161,223	C$	577	C$	—	C$	—

Fosterville Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022(vii)		December 31, 2021
Gold production (ounces)		277,694		338,327		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$131,298	$473	$204,649	$605	$—	$—
Inventory adjustments(ii)	1,345	5	(2,691)	(8)	—	—
Realized gains and losses on hedges of production costs	3,097	11	—	—	—	—
Purchase price allocation to inventory(vi)	—	—	(73,674)	(218)	—	—
Other adjustments(viii)	52	—	—	—	—	—
Total cash costs (co-product basis)	$135,792	$489	$128,284	$379	$—	$—
By-product metal revenues	(397)	(1)	(527)	(1)	—	—
Total cash costs (by-product basis)	$135,395	$488	$127,757	$378	$—	$—

Fosterville Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2023				December 31, 2022(vii)				December 31, 2021
Tonnes of ore milled (thousands of tonnes)				651				524				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$131,298		$202		$204,649		$391		$—		$—
Production costs (A$)	A$	197,921	A$	304	A$	293,875	A$	561	A$	—	A$	—
Inventory adjustments (A$)(iii)		(2,155)		(3)		(3,045)		(6)		—		—
Purchase price allocation to inventory (A$)(vi)		—		—		(104,507)		(199)		—		—
Minesite costs (A$)	A$	195,766	A$	301	A$	186,323	A$	356	A$	—	A$	—

Pinos Altos Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		97,642		96,522		126,932
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Production costs	$145,936	$1,495	$144,489	$1,497	$141,488	$1,115
Inventory adjustments(ii)	2,979	31	(2,295)	(24)	241	2
Realized gains and losses on hedges of production costs	(2,819)	(29)	(879)	(9)	(2,515)	(20)
Other adjustments(viii)	1,248	12	1,235	13	1,627	13
Total cash costs (co-product basis)	$147,344	$1,509	$142,550	$1,477	$140,841	$1,110
By-product metal revenues	(27,339)	(280)	(21,983)	(228)	(31,965)	(252)
Total cash costs (by-product basis)	$120,005	$1,229	$120,567	$1,249	$108,876	$858

Pinos Altos Mine	Year Ended		Year Ended		Year Ended
Per Tonne	December 31, 2023		December 31, 2022		December 31, 2021
Tonnes of ore processed (thousands of tonnes)		1,656		1,510		1,899
	(thousands)	($per tonne)	(thousands)	($per tonne)	(thousands)	($per tonne)
Production costs	$145,936	$88	$144,489	$96	$141,488	$75
Inventory adjustments(iii)	160	—	(2,295)	(2)	241	—
Minesite costs	$146,096	$88	$142,194	$94	$141,729	$75

Creston Mascota Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		638		2,630		12,801
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Production costs	$—	$—	$1,943	$739	$8,165	$638
Inventory adjustments(ii)	—	—	222	84	(349)	(27)
Other adjustments(viii)	—	—	78	30	327	25
Total cash costs (co-product basis)	$—	$—	$2,243	$853	$8,143	$636
By-product metal revenues	—	—	(158)	(60)	(2,914)	(228)
Total cash costs (by-product basis)	$—	$—	$2,085	$793	$5,229	$408

Creston Mascota Mine	Year Ended		Year Ended		Year Ended
Per Tonne(xiii)	December 31, 2023		December 31, 2022		December 31, 2021
Tonnes of ore processed (thousands of tonnes)		—		—		—
	(thousands)	($per tonne)	(thousands)	($per tonne)	(thousands)	($per tonne)
Production costs	$—	$—	$1,943	$—	$8,165	$—
Inventory adjustments(ii)	—	—	222	—	(349)	—
Other adjustments(viii)	—	—	(2,165)	—	(7,816)	—
Minesite costs	$—	$—	$—	$—	$—	$—

La India Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2023		December 31, 2022		December 31, 2021
Gold production (ounces)		75,904		74,672		63,529
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$96,490	$1,271	$76,226	$1,021	$60,381	$950
Inventory adjustments(ii)	(1,335)	(18)	3,598	48	98	2
Other adjustments(viii)	584	8	699	9	458	7
Total cash costs (co-product basis)	$95,739	$1,261	$80,523	$1,078	$60,937	$959
By-product metal revenues	(1,566)	(20)	(1,689)	(22)	(1,298)	(20)
Total cash costs (by-product basis)	$94,173	$1,241	$78,834	$1,056	$59,639	$939

La India Mine	Year Ended		Year Ended		Year Ended
Per Tonne	December 31, 2023		December 31, 2022		December 31, 2021
Tonnes of ore processed (thousands of tonnes)		3,010		5,102		6,018
	(thousands)	($per tonne)	(thousands)	($per tonne)	(thousands)	($per tonne)
Production costs	$96,490	$32	$76,226	$15	$60,381	$10
Inventory adjustments(iii)	(1,335)	—	3,598	1	98	—
Minesite costs	$95,155	$32	$79,824	$16	$60,479	$10

Notes:

(i)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.
(ii)	Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(iii)	This inventory adjustment reflects production costs associated with the portion of production still in inventory.
(iv)	This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s Nunavut mine sites in response to the COVID-19 pandemic and primarily includes payroll and other incidental costs associated with maintaining the sites and properties and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company’s effort to prevent or curtail community transmission of COVID-19.
(v)	Amendments to IAS 16 issued by the IASB in 2020 clarified that entities were prohibited from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items must be recognized in the consolidated statements of income. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company adopted the standard on the effective date and applied it retrospectively to the fiscal year beginning January 1, 2021. For the year ended December 31, 2021, the Company has made an adjustment for these IAS 16 amendments to calculations of total cash costs per ounce of gold produced (on both a by-product and co-product basis) and minesite costs per tonne of ore to ensure the measures for this year are comparable to the measures as calculated for prior years. No adjustment for the IAS 16 amendments were made in respect of these measures for the years ended December 31, 2022 and 2023.
(vi)	On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic complex as part of the purchase price allocation.

(vii)	On February 8, 2022, the Company completed the Merger. Accordingly, the contributions from the Detour Lake, Macassa and Fosterville mines for the year ended December 31, 2022 reflects the period from February 8 to December 31, 2022.
(viii)	Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine and smelting, refining, and marketing charges to production costs. For the year ended December 31, 2021, in-kind royalties for the Canadian Malartic complex were included in production costs.
(ix)	The Meliadine mine’s total cash cost per ounce of gold produced for the year ended December 31, 2021 excludes 24,057 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(x)	The Meliadine mine’s minesite cost per tonne for the year ended December 31, 2021 excludes 213,867 tonnes of ore which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(xi)	The Meadowbank Complex’s total cash cost per ounce of gold produced for the year ended December 31, 2021 excludes 1,956 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Amaruq underground project on August 1, 2022.
(xii)	The Meadowbank Complex’s minesite cost per tonne for the year ended December December 31, 2021 excludes 14,299 tonnes of ore which were processed prior to the achievement of commercial production at the Amaruq underground project on August 1, 2022.
(xiii)	The Creston Mascota mine’s total cash cost per tonne for the year ended December 31, 2022 excludes approximately $2.2 million of production costs incurred during the year ended December 31, 2022 following the cessation of mining activities at the Bravo pit. The Creston Mascota mine’s minesite costs per tonne for the year ended December 31, 2021 excludes approximately $7.8 million of production costs incurred during the three months ended December 31, 2021 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.

All-in Sustaining Costs per Ounce of Gold Produced

All-in sustaining costs per ounce of gold produced (also referred to as “all-in sustaining costs per ounce” or “AISC per ounce”) on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce on a co-product basis is calculated in the same manner as AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment has been made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. In this MD&A, unless otherwise indicated, all-in sustaining costs per ounce of gold produced is reported on a byproduct basis (see “Non-GAAP measures - Total cash costs per ounce of gold produced” for a discussion of regarding the Company’s use of by-product basis reporting).

Management believes that AISC per ounce is helpful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides helpful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne, as AISC per ounce is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council (“WGC”) in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies.

The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the years ended December 31, 2023, December 31, 2022, and December 31, 2021 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(United States dollars per ounce of gold produced, except where noted)	2023	2022	2021
Production costs per the consolidated statements of income (thousands of United States dollars)	$2,933,263	$2,643,321	$1,773,121
Gold production (ounces)(i)(ii)	3,439,654	3,135,007	2,060,392
Production costs per ounce of gold production	$853	$843	$861
Adjustments:
Inventory adjustments(iii)	9	2	(8)
Purchase price allocation to inventory(iv)	(8)	(51)	—
IAS 16 amendments(v)	—	—	(8)
Realized gains and losses on hedges of production costs	3	6	(22)
Operational care and maintenance costs due to COVID-19(vi)	—	—	(6)
Other(vii)	36	25	12
Total cash costs per ounce of gold produced (co-product basis)(viii)	$893	$825	$829
By-product metal revenues	(28)	(32)	(59)
Total cash costs per ounce of gold produced (by-product basis)(viii)	$865	$793	$770
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	235	232	207
General and administrative expenses (including stock option expense)	61	70	69
Non-cash reclamation provision and sustaining leases(ix)	18	14	13
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,179	$1,109	$1,059
By-product metal revenues	28	32	59
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,207	$1,141	$1,118

Notes:

(i)	Gold production for the year ended December 31, 2021 excludes 24,057 ounces of payable production of gold at the Meliadine mine which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(ii)	Gold production for the year ended December 31, 2021 excludes 1,956 ounces of payable production of gold at the Meadowbank complex which were produced prior to the achievement of commercial production at the Amaruq underground project on August 1, 2022.
(iii)	Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(iv)	On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic complex as part of the purchase price allocation.
(v)	Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. This adjustment eliminates the effects of the retrospective application of the IAS 16 amendments on the total cash costs per ounce of gold produced (by-product and co-product) as well as all-in sustaining costs (by-product and co-product).
(vi)	This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company’s effort to prevent or curtail community transmission of COVID-19.
(vii)	Other adjustments consists of in-kind royalties, smelting, refining and marketing charges to production costs.

(viii)	The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne” for more information on the Company’s use of total cash cost per ounce of gold produced.
(ix)	Sustaining leases are lease payments related to sustaining assets.

Operating Margin

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, such as exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is helpful to investors as it provides them with additional information about the Company’s underlying operating results, though it should be evaluated in conjunction with other data prepared in accordance with IFRS. For a reconciliation of operating margin to revenue from operations, see “Three Year Financial and Operating Summary”.

Sustaining and Development Capital Expenditures by Mine

Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

Reconciliation of Sustaining and Development Capital Expenditures to the Statements of Cash Flows

	Three Months Ended December 31,			Year Ended December 31,
(thousands of United States dollars)	2023	2022	2021	2023	2022	2021
LaRonde mine	$21,890	$26,247	$30,301	$72,828	$92,921	$96,299
LaRonde Zone 5 mine	3,368	2,272	4,338	10,253	9,258	14,095
Canadian Malartic complex(ii)	18,809	18,858	18,978	91,028	69,137	72,749
Goldex mine	12,267	7,125	7,789	27,203	25,125	31,017
Meliadine mine(i)	21,244	19,392	13,567	75,275	62,086	50,341
Meadowbank complex	21,297	40,872	11,729	121,653	86,435	48,917
Hope Bay project	—	15	9,447	147	3,620	44,160
Kittila mine	16,514	14,503	15,144	49,539	48,799	42,632
Detour Lake mine(iii)	67,123	58,546	—	249,765	214,060	—
Macassa mine(iii)	15,888	9,558	—	45,029	30,298	—
Fosterville mine(iii)	9,322	19,525	—	34,646	56,343	—
Pinos Altos mine	7,041	8,333	8,395	30,141	26,500	22,216
La India mine	(6)	1,793	4,237	100	8,963	10,117
Sustaining capital expenditures	$214,757	$227,039	$123,925	$807,607	$733,545	$432,543
LaRonde mine	$12,401	$11,870	$11,872	$44,862	$54,829	$48,373
LaRonde Zone 5 mine	5,236	6,787	1,999	24,068	17,191	4,782
Canadian Malartic complex(ii)	50,509	42,649	23,207	169,960	128,551	56,613
Goldex mine	2,850	9,952	4,761	24,491	29,628	18,673
Akasaba mine	7,880	7,757	—	34,945	9,453	—
Meliadine mine(i)	25,990	21,023	21,403	118,880	93,808	103,995
Meadowbank complex	(279)	(1,379)	932	(279)	9	9,643
Amaruq Underground Project	2	2,993	22,712	359	53,385	99,603
Hope Bay project	128	4,034	384	4,426	13,168	7,882
Kittila mine	5,177	15,918	21,272	31,463	52,764	77,175
Detour Lake mine(iii)	66,671	63,824	—	172,903	180,072	—
Macassa mine(iii)	26,120	27,998	—	101,230	92,175	—
Fosterville mine(iii)	16,591	7,399	—	52,793	38,368	—
Pinos Altos mine	(635)	6,682	8,622	5,297	26,749	23,777
La India mine	—	338	3,219	—	6,129	9,383
Other	3,263	2,290	1,481	7,863	7,076	11,971
Development capital expenditures	$221,904	$230,135	$121,864	$793,261	$803,355	$471,870
Total capital expenditures	$436,661	$457,174	$245,789	$1,600,868	$1,536,900	$904,413
Working capital adjustments	(10,919)	(56,343)	(8,500)	53,261	1,337	(7,415)
Additions to property, plant and mine development per the consolidated statements of cash flows	$425,742	$400,831	$237,289	$1,654,129	$1,538,237	$896,998

Notes:

(i)	Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.
(ii)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.
(iii)

On February 8, 2022, the Company completed the Merger. Accordingly, the contributions from the Detour Lake, Macassa and Fosterville mines for the year ended December 31, 2022 reflects the period from February 8 to December 31, 2022.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Operating margin(i):	2023	2023	2023	2023	2023
Revenues from mining operations	$1,509,661	$1,718,197	$1,642,411	$1,756,640	$6,626,909
Production costs	653,144	743,253	759,411	777,455	2,933,263
Total operating margin(i)	856,517	974,944	883,000	979,185	3,693,646
Impairment loss	—	—	—	787,000	787,000
Amortization of property, plant and mine development	303,959	381,262	414,994	391,556	1,491,771
Revaluation gain	(1,543,414)	—	—	—	(1,543,414)
Exploration, corporate and other	150,473	127,342	196,694	124,711	599,220
Income (loss) before income and mining taxes	1,945,499	466,340	271,312	(324,082)	2,359,069
Income and mining taxes	128,608	139,519	92,706	56,929	417,762
Net income (loss) for the period	$1,816,891	$326,821	$178,606	$(381,011)	$1,941,307
Net income (loss) per share — basic	$3.87	$0.66	$0.36	$(0.77)	$3.97
Net income (loss) per share — diluted	$3.86	$0.66	$0.36	$(0.77)	$3.95
Cash flows:
Cash provided by operating activities	$649,613	$722,000	$502,088	$727,861	$2,601,562
Realized prices:
Gold (per ounce)	$1,892	$1,975	$1,928	$1,982	$1,946
Silver (per ounce)	$22.95	$24.43	$23.55	$23.88	$23.72
Zinc (per tonne)	$3,169	$2,343	$2,360	$2,700	$2,705
Copper (per tonne)	$10,113	$7,898	$8,223	$7,828	$8,282
Payable production(iii):
Gold (ounces)
LaRonde mine	59,533	58,635	49,303	68,520	235,991
LaRonde Zone 5 mine	20,074	18,145	15,193	17,245	70,657
Canadian Malartic complex(ii)	80,685	177,755	177,243	168,272	603,955
Goldex mine	34,023	37,716	35,880	33,364	140,983
Meliadine mine	90,467	87,682	89,707	96,285	364,141
Meadowbank complex	111,110	94,775	116,555	109,226	431,666
Kittila mine	63,692	50,130	59,408	61,172	234,402
Detour Lake mine	161,857	169,352	152,762	193,475	677,446
Macassa mine	64,115	57,044	46,792	60,584	228,535
Fosterville mine	86,558	81,813	59,790	49,533	277,694
Pinos Altos mine	24,134	22,159	25,386	25,963	97,642
Creston Mascota mine	244	165	141	88	638
La India mine	16,321	17,833	22,269	19,481	75,904
Total gold (ounces)	812,813	873,204	850,429	903,208	3,439,654
Silver (thousands of ounces)	545	619	589	655	2,408
Zinc (tonnes)	2,287	2,611	1,420	1,384	7,702
Copper (tonnes)	530	746	659	682	2,617

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Payable metal sold:	2023	2023	2023	2023	2023

Gold (ounces)
LaRonde mine	48,162	61,920	62,413	54,043	226,538
LaRonde Zone 5 mine	15,461	18,923	17,748	16,042	68,174
Canadian Malartic complex(ii)(iv)	71,809	168,257	164,974	165,518	570,558
Goldex mine	35,917	37,114	35,517	31,692	140,240
Meliadine mine	89,586	79,153	93,426	96,320	358,485
Meadowbank complex	110,025	98,980	108,579	121,831	439,415
Kittila mine	60,720	51,800	58,540	59,000	230,060
Detour Lake mine	163,294	160,281	149,747	177,083	650,405
Macassa mine	62,928	57,102	44,400	58,100	222,530
Fosterville mine	89,000	85,500	60,750	49,000	284,250
Pinos Altos mine	24,236	22,355	24,543	25,000	96,134
La India mine	16,420	17,463	22,460	21,000	77,343
Total gold (ounces)	787,558	858,848	843,097	874,629	3,364,132
Silver (thousands of ounces)	552	597	571	634	2,354
Zinc (tonnes)	2,131	2,743	2,108	1,544	8,526
Copper (tonnes)	568	713	657	692	2,630

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
	2022(v)	2022(v)	2022(v)	2022(v)	2022

Operating margin(i):
Revenues from mining operations	$1,325,688	$1,581,058	$1,449,697	$1,384,719	$5,741,162
Production costs	661,735	657,636	657,073	666,877	2,643,321
Total operating margin(i)	663,953	923,422	792,624	717,842	3,097,841
Impairment loss	—	—	—	55,000	55,000
Amortization of property, plant and mine development	255,644	269,891	283,486	285,670	1,094,691
Exploration, corporate and other	228,638	196,680	293,149	114,260	832,727
Income before income and mining taxes	179,671	456,851	215,989	262,912	1,115,423
Income and mining taxes	60,595	166,462	149,311	68,806	445,174
Net income for the period	$119,076	$290,389	$66,678	$194,106	$670,249
Net income per share — basic	$0.31	$0.64	$0.15	$0.43	$1.53
Net income per share — diluted	$0.31	$0.63	$0.15	$0.43	$1.53
Cash flows:
Cash provided by operating activities	$507,432	$633,266	$575,438	$380,500	$2,096,636
Realized prices:
Gold (per ounce)	$1,880	$1,866	$1,726	$1,728	$1,797
Silver (per ounce)	$24.11	$22.21	$18.68	$21.51	$21.63
Zinc (per tonne)	$3,480	$3,947	$3,435	$2,979	$3,440
Copper (per tonne)	$10,243	$8,953	$5,674	$8,206	$8,381
Payable production(iii):
Gold (ounces)
LaRonde mine	87,549	70,736	63,573	62,922	284,780
LaRonde Zone 5 mine	17,488	17,774	19,048	17,247	71,557
Canadian Malartic complex(ii)	80,509	87,186	75,262	86,439	329,396
Goldex mine	34,445	36,877	33,889	36,291	141,502
Meliadine mine	80,704	97,572	91,201	103,397	372,874
Meadowbank complex	59,765	96,698	122,994	94,328	373,785
Kittila mine	45,508	64,814	61,901	44,724	216,947
Detour Lake mine	100,443	195,515	175,487	179,737	651,182
Macassa mine	24,488	61,262	51,775	43,308	180,833
Fosterville mine	81,827	86,065	81,801	88,634	338,327
Pinos Altos mine	25,170	23,020	23,041	25,291	96,522
Creston Mascota mine	1,006	635	538	451	2,630
La India mine	21,702	20,016	16,285	16,669	74,672
Total gold (ounces)	660,604	858,170	816,795	799,438	3,135,007
Silver (thousands of ounces)	609	588	553	542	2,292
Zinc (tonnes)	1,069	2,568	2,108	2,450	8,195
Copper (tonnes)	769	778	653	701	2,901

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Payable metal sold (iv):	2022	2022	2022	2022	2022
Gold (ounces)
LaRonde mine	70,967	61,296	89,667	59,565	281,495
LaRonde Zone 5 mine	17,595	13,538	22,304	18,747	72,184
Canadian Malartic complex(ii)	72,268	85,160	75,067	84,697	317,192
Goldex mine	33,884	36,681	34,019	34,946	139,530
Meliadine mine	87,772	97,354	89,652	102,933	377,711
Meadowbank complex	48,755	93,737	119,531	99,434	361,457
Hope Bay project	98	—	—	—	98
Kittila mine	51,615	64,378	63,813	46,560	226,366
Detour Lake mine	131,837	188,517	164,300	174,803	659,457
Macassa mine	29,530	58,050	50,739	43,197	181,516
Fosterville mine	101,950	93,177	79,458	81,750	356,335
Pinos Altos mine	24,787	24,730	23,436	26,080	99,033
Creston Mascota mine	855	599	650	240	2,344
La India mine	21,009	19,306	17,610	15,950	73,875
Total gold (ounces)	692,922	836,523	830,246	788,902	3,148,593
Silver (thousands of ounces)	612	559	598	585	2,354
Zinc (tonnes)	1,034	1,679	2,099	1,915	6,727
Copper (tonnes)	766	783	647	720	2,916

Notes:

(i)	Operating margin (a non-GAAP measure) is calculated as revenues from mining operations less production costs. Details by minesite are disclosed in the “Three Year Financial and Operating Summary” below. For a discussion of the composition and usefulness of operating margin, see “Non-GAAP Financial Performance Measures”.
(ii)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.
(iii)	Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
(iv)	The Canadian Malartic complex’s payable metal sold excludes the 5.0% net smelter return royalty, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine.
(v)	Certain previously reported line items for quarters ended in 2022 have been restated to reflect the final purchase price allocation of the Merger.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	2023	2022	2021

Revenues from mining operations
LaRonde mine	$483,065	$553,931	$654,577
LaRonde Zone 5 mine	130,711	129,569	121,236
LaRonde complex	613,776	683,500	775,813
Canadian Malartic complex(ii)	1,124,480	575,938	645,607
Goldex mine	272,801	250,512	241,404
Meliadine mine	697,431	677,713	678,766
Meadowbank complex	858,209	645,021	592,835
Hope Bay project	—	144	115,439
Kittila mine	448,719	407,669	414,656
Detour Lake mine	1,262,839	1,188,741	—
Macassa mine	431,827	327,028	—
Fosterville mine	552,468	645,371	—
Pinos Altos mine	212,876	199,830	259,446
Creston Mascota mine	—	4,476	27,784
La India mine	151,483	135,219	117,875
Revenues from mining operations	6,626,909	5,741,162	3,869,625
Production costs	2,933,263	2,643,321	1,773,121
Operating margin(i)	3,693,646	3,097,841	2,096,504
Impairment loss	787,000	55,000	—
Amortization of property, plant and mine development	1,491,771	1,094,691	738,129
Revaluation gain	(1,543,414)	—	—
Exploration, corporate and other	599,220	832,727	425,652
Income before income and mining taxes	2,359,069	1,115,423	932,723
Income and mining taxes	417,762	445,174	370,778
Net income for the year	$1,941,307	$670,249	$561,945
Net income per share — basic	$3.97	$1.53	$2.31
Net income per share — diluted	$3.95	$1.53	$2.30
Cash provided by operating activities	$2,601,562	$2,096,636	$1,345,308
Cash used in investing activities	$(2,760,783)	$(710,458)	$(1,264,003)
Cash used in financing activities	$(163,958)	$(914,853)	$(297,242)
Dividends declared per share	$1.60	$1.60	$1.40
Capital expenditures per Consolidated Statements of Cash Flows	$1,654,129	$1,538,237	$896,998
Realized price per ounce of gold	$1,946	$1,797	$1,794
Realized price per ounce of silver	$23.72	$21.63	$25.07
Realized price per tonne of zinc	$2,705	$3,440	$2,947
Realized price per tonne of copper	$8,282	$8,381	$9,724
Weighted average number of common shares outstanding - basic (thousands)	488,723	437,678	243,708
Total assets	$28,684,949	$23,494,808	$10,216,090
Long-term debt	$1,743,086	$1,242,070	$1,340,223
Shareholders’ equity	$19,422,915	$16,241,345	$5,999,771

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Operating Summary	2023		2022		2021
LaRonde Mine
Revenues from mining operations		$483,065		$553,931		$654,577
Production costs		218,020		213,393		232,392
Operating margin(i)		$265,045		$340,538		$422,185
Amortization of property, plant and mine development		101,016		79,067		89,697
Tonnes of ore milled		1,501,481		1,669,900		1,837,310
Gold — grams per tonne		5.23		5.62		5.50
Gold production — ounces		235,991		284,780		308,946
Silver production — thousands of ounces		575		609		724
Zinc production — tonnes		7,663		8,195		8,837
Copper production — tonnes		2,543		2,901		2,955
Production costs per ounce of gold produced ($ per ounce basis)		$924		$749		$752
Total cash costs per ounce of gold produced - co-product basis(ii)		$1,067		$850		$717
By-product metal revenues		(227)		(227)		(241)
Total cash costs per ounce of gold produced - by-product basis(ii)		$840		$623		$476
Production costs per tonne	C$	196	C$	166	C$	159
Minesite costs per tonne(iii)	C$	201	C$	162	C$	140
LaRonde Zone 5 Mine
Revenues from mining operations		$130,711		$129,569		$121,236
Production costs		81,624		72,096		56,380
Operating margin(i)		$49,087		$57,473		$64,856
Amortization of property, plant and mine development		13,333		8,927		7,635
Tonnes of ore milled		1,156,915		1,145,788		1,124,014
Gold — grams per tonne		2.01		2.05		2.07
Gold production — ounces		70,657		71,557		70,788
Silver production — thousands of ounces		13		13		14
Production costs per ounce of gold produced ($ per ounce basis)		$1,155		$1,008		$796
Total cash costs per ounce of gold produced - co-product basis(ii)		$1,158		$1,025		$794
By-product metal revenues		(10)		(4)		(4)
Total cash costs per ounce of gold produced - by-product basis(ii)		$1,148		$1,021		$790
Production costs per tonne	C$	95	C$	82	C$	63
Minesite costs per tonne(iii)	C$	91	C$	81	C$	65

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

LaRonde complex	2023		2022		2021
Revenues from mining operations		$613,777		$683,499		$775,813
Production costs		299,644		285,489		288,772
Operating margin(i)		$314,133		$398,010		$487,041
Amortization of property, plant and mine development		114,349		87,994		97,332
Tonnes of ore milled		2,658,396		2,815,688		2,961,324
Gold — grams per tonne		3.83		4.17		4.20
Gold production — ounces		306,648		356,337		379,734
Silver production — thousands of ounces		588		622		738
Zinc production — tonnes		7,663		8,195		8,837
Copper production — tonnes		2,543		2,901		2,955
Production costs per ounce of gold produced ($ per ounce basis)		$977		$801		$760
Total cash costs per ounce of gold produced - co-product basis(ii)		$1,088		$885		$732
By-product metal revenues		(177)		(182)		(197)
Total cash costs per ounce of gold produced - by-product basis(ii)		$911		$703		$535
Production costs per tonne	C$	152	C$	132	C$	122
Minesite costs per tonne(iii)	C$	153	C$	129	C$	112
Canadian Malartic Complex(iv)
Revenues from mining operations		$1,124,480		$575,938		$645,607
Production costs		465,814		235,735		242,589
Operating margin(i)		$658,666		$340,203		$403,018
Amortization of property, plant and mine development		340,737		127,842		167,157
Tonnes of ore milled		17,332,886		9,769,942		11,130,195
Gold — grams per tonne		1.17		1.15		1.11
Gold production — ounces		603,955		329,396		357,392
Silver production — thousands of ounces		311		245		290
Production costs per ounce of gold produced ($ per ounce basis)		$771		$716		$679
Total cash costs per ounce of gold produced - co-product basis(ii)		$835		$803		$684
By-product metal revenues		(11)		(16)		(21)
Total cash costs per ounce of gold produced - by-product basis(ii)		$824		$787		$663
Production costs per tonne	C$	36	C$	31	C$	28
Minesite costs per tonne(iii)	C$	39	C$	35	C$	28

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Goldex Mine	2023		2022		2021
Revenues from mining operations		$272,801		$250,512		$241,404
Production costs		112,022		103,830		96,181
Operating margin(i)		$160,779		$146,682		$145,223
Amortization of property, plant and mine development		39,069		42,160		37,432
Tonnes of ore milled		2,886,927		2,940,103		2,873,589
Gold — grams per tonne		1.74		1.68		1.60
Gold production — ounces		140,983		141,502		134,053
Production costs per ounce of gold produced ($ per ounce basis)		$795		$734		$717
Total cash costs per ounce of gold produced - co-product basis(ii)		$822		$765		$684
By-product metal revenues		(2)		—		—
Total cash costs per ounce of gold produced - by-product basis(ii)		$820		$765		$684
Production costs per tonne	C$	52	C$	46	C$	42
Minesite costs per tonne(iii)	C$	53	C$	47	C$	42
Meliadine Mine
Revenues from mining operations		$697,431		$677,713		$678,766
Production costs		343,650		318,141		250,822
Operating margin(i)		$353,781		$359,572		$427,944
Amortization of property, plant and mine development		182,530		155,482		110,819
Tonnes of ore milled		1,918,143		1,756,971		1,714,892
Gold — grams per tonne		6.11		6.83		7.37
Gold production — ounces		364,141		372,874		391,687
Silver production — thousands of ounces		27		35		30
Production costs per ounce of gold produced ($ per ounce basis)		$944		$853		$682
Total cash costs per ounce of gold produced - co-product basis(ii)(v)		$981		$865		$637
By-product metal revenues		(1)		(2)		(3)
Total cash costs per ounce of gold produced - by-product basis(ii)(v)		$980		$863		$634
Production costs per tonne	C$	241	C$	232	C$	210
Minesite costs per tonne(iii)(vi)	C$	249	C$	234	C$	206

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Meadowbank complex	2023		2022		2021
Revenues from mining operations		$858,209		$645,021		$592,835
Production costs		524,008		442,681		408,863
Operating margin(i)		$334,201		$202,340		$183,972
Amortization of property, plant and mine development		192,509		117,068		111,508
Tonnes of ore milled		3,842,649		3,739,419		3,570,491
Gold — grams per tonne		3.86		3.40		3.07
Gold production — ounces		431,666		373,785		324,808
Silver production — thousands of ounces		125		103		94
Production costs per ounce of gold produced ($ per ounce basis)		$1,214		$1,184		$1,266
Total cash costs per ounce of gold produced - co-product basis(ii)(vii)		$1,183		$1,216		$1,209
By-product metal revenues		(7)		(6)		(8)
Total cash costs per ounce of gold produced - by-product basis(ii)(vii)		$1,176		$1,210		$1,201
Production costs per tonne	C$	183	C$	154	C$	145
Minesite costs per tonne(iii)(viii)	C$	179	C$	157	C$	143
Hope Bay Project
Revenues from mining operations		$—		$144		$115,439
Production costs		—		—		83,118
Operating margin(i)		$—		$144		$32,321
Amortization of property, plant and mine development		—		—		11,238
Tonnes of ore milled		—		—		227,739
Gold — grams per tonne		—		—		8.42
Gold production — ounces		—		—		56,229
Silver production — thousands of ounces		—		—		4
Production costs per ounce of gold produced ($ per ounce basis)		$—		$—		$1,478
Total cash costs per ounce of gold produced - co-product basis(ii)		$—		$—		$1,064
By-product metal revenues		—		—		(1)
Total cash costs per ounce of gold produced - by-product basis(ii)		$—		$—		$1,063
Production costs per tonne	C$	—	C$	—	C$	457
Minesite costs per tonne(iii)	C$	—	C$	—	C$	326

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Kittila Mine	2023		2022		2021
Revenues from mining operations		$448,719		$407,669		$414,656
Production costs		205,857		210,661		192,742
Operating margin(i)		$242,862		$197,008		$221,914
Amortization of property, plant and mine development		102,686		96,975		90,715
Tonnes of ore milled		1,954,215		1,924,784		2,051,918
Gold — grams per tonne		4.48		4.13		4.19
Gold production — ounces		234,402		216,947		239,240
Silver production — thousands of ounces		15		13		11
Production costs per ounce of gold produced ($ per ounce basis)		$878		$971		$806
Total cash costs per ounce of gold produced - co-product basis(ii)		$872		$981		$836
By-product metal revenues		(1)		(1)		(1)
Total cash costs per ounce of gold produced - by-product basis(ii)		$871		$980		$835
Production costs per tonne		€98		€103		€80
Minesite costs per tonne(iii)		€99		€101		€82
Detour Lake Mine
Revenues from mining operations		$1,262,839		$1,188,741		$—
Production costs		453,498		489,703		—
Operating margin(i)		$809,341		$699,038		$—
Amortization of property, plant and mine development		161,819		200,360		—
Tonnes of ore milled		25,434,854		22,781,511		—
Gold — grams per tonne		0.91		0.97		—
Gold production — ounces		677,446		651,182		—
Silver production — thousands of ounces		79		125		—
Production costs per ounce of gold produced ($ per ounce basis)		$669		$752		$—
Total cash costs per ounce of gold produced - co-product basis(ii)		$738		$663		$—
By-product metal revenues		(3)		(6)		—
Total cash costs per ounce of gold produced - by-product basis(ii)		$735		$657		$—
Production costs per tonne	C$	24	C$	28	C$	—
Minesite costs per tonne(iii)	C$	26	C$	25	C$	—

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Macassa Mine	2023		2022		2021
Revenues from mining operations		$431,827		$327,028		$—
Production costs		155,046		129,774		—
Operating margin(i)		$276,781		$197,254		$—
Amortization of property, plant and mine development		155,944		83,780		—
Tonnes of ore milled		441,588		280,012		—
Gold — grams per tonne		16.47		20.47		—
Gold production — ounces		228,535		180,833		—
Silver production — thousands of ounces		21		17		—
Production costs per ounce of gold produced ($ per ounce basis)		$678		$718		$—
Total cash costs per ounce of gold produced - co-product basis(ii)		$733		$684		$—
By-product metal revenues		(2)		(1)		—
Total cash costs per ounce of gold produced - by-product basis(ii)		$731		$683		$—
Production costs per tonne	C$	475	C$	602	C$	—
Minesite costs per tonne(iii)	C$	503	C$	577	C$	—
Fosterville Mine
Revenues from mining operations		$552,468		$645,371		$—
Production costs		131,298		204,649		—
Operating margin(i)		$421,170		$440,722		$—
Amortization of property, plant and mine development		88,044		65,074		—
Tonnes of ore milled		650,666		524,007		—
Gold — grams per tonne		13.61		20.41		—
Gold production — ounces		277,694		338,327		—
Silver production — thousands of ounces		20		32		—
Production costs per ounce of gold produced ($ per ounce basis)		$473		$605		$—
Total cash costs per ounce of gold produced - co-product basis(ii)		$489		$379		$—
By-product metal revenues		(1)		(1)		—
Total cash costs per ounce of gold produced - by-product basis(ii)		$488		$378		$—
Production costs per tonne	A$	304	A$	561	A$	—
Minesite costs per tonne(iii)	A$	301	A$	356	A$	—

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Pinos Altos Mine	2023	2022	2021
Revenues from mining operations	$212,876	$199,830	$259,446
Production costs	145,936	144,489	141,488
Operating margin(i)	$66,940	$55,341	$117,958
Amortization of property, plant and mine development	63,125	57,459	61,268
Tonnes of ore processed	1,656,466	1,510,393	1,899,477
Gold — grams per tonne processed at the mill	1.92	2.07	2.20
Gold production — ounces	97,642	96,522	126,932
Silver production — thousands of ounces	1,153	1,014	1,285
Production costs per ounce of gold produced ($ per ounce basis)	$1,495	$1,497	$1,115
Total cash costs per ounce of gold produced - co-product basis(ii)	$1,509	$1,477	$1,110
By-product metal revenues	(280)	(228)	(252)
Total cash costs per ounce of gold produced - by-product basis(ii)	$1,229	$1,249	$858
Production costs per tonne	$88	$96	$75
Minesite costs per tonne(iii)	$88	$94	$75
Creston Mascota Mine
Revenues from mining operations	$—	$4,476	$27,784
Production costs	—	1,943	8,165
Operating margin(i)	$—	$2,533	$19,619
Amortization of property, plant and mine development	—	—	334
Tonnes of ore processed	—	—	—
Gold — grams per tonne	—	—	—
Gold production — ounces	638	2,630	12,801
Silver production — thousands of ounces	1	7	105
Production costs per ounce of gold produced ($ per ounce basis)	$—	$739	$638
Total cash costs per ounce of gold produced - co-product basis(ii)	$—	$853	$636
By-product metal revenues	—	(60)	(228)
Total cash costs per ounce of gold produced - by-product basis(ii)	$—	$793	$408
Production costs per tonne	$—	$—	$—
Minesite costs per tonne(iii)(ix)	$—	$—	$—

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

La India Mine	2023	2022	2021
Revenues from mining operations	$151,483	$135,219	$117,875
Production costs	96,490	76,226	60,381
Operating margin(i)	$54,993	$58,993	$57,494
Amortization of property, plant and mine development	37,140	49,373	45,910
Tonnes of ore processed	3,009,922	5,101,814	6,018,341
Gold — grams per tonne	0.87	0.59	0.56
Gold production — ounces	75,904	74,672	63,529
Silver production — thousands of ounces	66	77	48
Production costs per ounce of gold produced ($ per ounce basis)	$1,271	$1,021	$950
Total cash costs per ounce of gold produced - co-product basis(ii)	$1,261	$1,078	$959
By-product metal revenues	(20)	(22)	(20)
Total cash costs per ounce of gold produced - by-product basis(ii)	$1,241	$1,056	$939
Production costs per tonne	$32	$15	$10
Minesite costs per tonne(iii)	$32	$16	$10

Notes:

(i)	Operating margin is calculated as revenues from mining operations less production costs. Operating margin is not a recognized measure under IFRS and may not be comparable to data reported by other gold producers. Refer to “Non-GAAP Financial Performance Measures - Operating Margin” in this MD&A for additional details.
(ii)	The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Refer to “Non-GAAP Financial Performance Measures” and “Non-GAAP Financial Performance Measures - Total Cash Costs Per Ounce of Gold Produced and Minesite Costs per Tonne” in this MD&A for additional details.
(iii)	Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Refer to “Non-GAAP Financial Performance Measures” and “Non-GAAP Financial Performance Measures - Total Cash Costs Per Ounce of Gold Produced and Minesite Costs per Tonne” in this MD&A for additional details.
(iv)	The information set out in this table for the yeare ended December 31, 2023 reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter. The information set out in this table for the year ended December 31, 2022 reflects the contributions from the Detour Lake, Macassa and Fosterville mines for the year ended December 31, 2022 reflects the period from February 8 to December 31, 2022.
(v)	The Meliadine mine’s total cash cost per ounce of gold produced for the year ended December 31, 2021 excludes 24,057 ounces of payable gold production which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(vi)	The Meliadine mine’s minesite cash cost per tonne for the year ended December 31, 2021 excludes 213,867 tonnes of ore from the Tiriganiaq open pit deposit which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(vii)	The Meadowbank complex’s total cash cost per ounce of gold produced for the year ended December 31, 2021 excludes 1,956 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Amaruq Underground project on August 1, 2022.
(viii)	The Meadowbank complex’s minesite cost per tonne for the year ended December 31, 2021 excludes 14,299 tonnes of ore which were processed prior to the achievement of commercial production at the Amaruq Underground project on August 1, 2022.
(ix)	The Creston Mascota mine’s minesite costs per tonne for the year ended December 31, 2022 excludes approximately $2.2 million of production costs incurred during the three months ended December 31, 2022 following the cessation of mining activities at the Bravo pit during the third quarter of 2020. The Creston Mascota mine’s minesite costs per tonne calculation for the year ended December 31, 2021 excludes approximately $7.8 million of production costs incurred during the three months ended December 31, 2021 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”,  “plan”,  “project”,  “schedule”,  “should”,  “target”,  “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this MD&A include the following:

●	the Company’s outlook for 2024 and future periods, including estimates of metal production, ore grades, ore tonnage, recovery rates, project timelines, drilling results, life of mine, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows;
●	statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;
●	anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;
●	estimates of future capital expenditures, exploration expenditures, development expenditures and other cash needs, and expectations as to the funding thereof;
●	estimated timing and conclusions of studies, analyses and evaluations undertaken by the Company or others;
●	statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of the timing of such exploration, development and production or decisions with respect thereto;
●	estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;
●	anticipated timing of events at the Company’s mines, mine development projects and exploration projects;
●	methods by which ore will be extracted or processed;
●	estimates of future costs and other liabilities for environmental remediation;
●	statements concerning expansion projects, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;
●	statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its current or proposed operations and the anticipated timing thereof;
●	statements regarding the sufficiency of the Company's cash resources;
●	statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact thereof on the Company;
●	other anticipated trends with respect to the Company’s capital resources and results of operations; and

●	statements regarding the impact of pandemics and other health emergencies, and measures taken to reduce the spread of such pandemics or other health emergencies on the Company’s future operations and business.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that there are no significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, pandemics, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Australian dollar, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company’s operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle; and that governments, the Company or others do not take measures in response to pandemics or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that measures taken in connection with pandemics do not affect productivity; that measures taken relating to, or other effects of, pandemics do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.

The forward-looking statements in this MD&A reflect the Company’s views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in our most recent 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

Meaning of “including” and “such as”: When used in this MD&A the terms “including” and “such as” mean including and such as, without limitation.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in this MD&A have been prepared in accordance with the Canadian securities administrators’ (the “CSA”) National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Effective February 25, 2019, the United States Securities and Exchange Commission’s (the “SEC”) disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC’s MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this MD&A are or will be economically or legally mineable.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is or will ever be economically or legally mineable.

The mineral reserve and mineral resource data set out in this MD&A are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See “Operations & Production – Mineral Reserves and Mineral Resources” in the AIF for additional information.